CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities To Be Registered	Aggregate Offering Price	Registration Fee(1)
6.50% Senior Notes due 2020	$425,000,000	$30,303.00
Guarantees of Senior Notes	—(2)	—(2)

(1)	The filing fee of $30,303.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of $21,110 was previously paid with respect to unsold securities previously registered pursuant to Registration Statement No. 333-156978 initially filed by El Paso Pipeline Partners, L.P. on January 27, 2009, and has been carried forward to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus forms a part. After application of the $21,110 previously paid, a filing fee of $9,193 is paid herewith to arrive at an aggregate filing fee due of $30,303.00.

(2)	No separate consideration will be paid in respect of the guarantees. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required with respect to such guarantees.

Filed Pursuant to Rule 424 (b) (5)
Registration No. 333-165679
Registration No. 333-165679-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 25, 2010)

$425,000,000

El Paso Pipeline Partners Operating Company, L.L.C.

6.50% SENIOR NOTES DUE 2020
Fully and Unconditionally Guaranteed by
El Paso Pipeline Partners, L.P.

We are offering $425,000,000 of our 6.50% Senior Notes due 2020. Interest on the notes will be paid semi-annually on each April 1 and October 1, commencing October 1, 2010. The notes will mature on April 1, 2020.

We may redeem all or a part of the notes at any time at a price equal to the greater of 100 percent of the principal amount of the notes or a make-whole price calculated as described herein, in each case plus accrued and unpaid interest.

The notes will be our senior unsecured obligations, ranking equally in right of payment with our other existing and future unsecured senior indebtedness. The notes will be fully and unconditionally guaranteed on a senior unsecured basis by our parent, El Paso Pipeline Partners, L.P., or EPB. The guarantee by EPB will rank equally in right of payment to all of EPB’s existing and future unsecured and unsubordinated indebtedness.

If EPB experiences a change of control together with a rating decline, each as defined herein, we must offer to repurchase the notes at an offer price in cash equal to 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Notes — Covenants.”

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and page 4 of the accompanying base prospectus.

	Per Note	Total

Public offering price(1)	100.00%	$425,000,000
Underwriting discount	1.00%	$4,250,000
Proceeds, before expenses, to us	99.00%	$420,750,000

(1)	Plus accrued interest, if any, from the date of original issuance.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes through the book-entry delivery system of The Depository Trust Company and its participants, including Clearstream and the Euroclear System, against payment on March 30, 2010.

Joint Book-Running Managers

MORGAN STANLEY	RBS	BNP PARIBAS	SCOTIA CAPITAL

Co-Managers

RBC CAPITAL MARKETS	SOCIETE GENERALE	UNICREDIT CAPITAL MARKETS

The date of this prospectus supplement is March 25, 2010.

El Paso Pipeline Partners

WIC Expansion to Serve Rockies Supply

CIG Facility Moving Gas to Market

SNG Expansion to Serve Southeast Power Generation

Elba Island LNG - A Strategically Located Regasification Terminal

Elba Express - Built to Serve the Southeast and Beyond

Wyoming Interstate Gas (WIC)
Colorado Interstate Gas (CIG)
Southern Natural Gas (SNG)
El Paso Corporation
Elba Express
Southern LNG (SLNG)
Powder River Basin
WIC System Expansion
Green River Basin
Denver Basin
Piceance Basin
Raton Expansion
Raton Basin
Southeast Supply Header
South System III Expansion
Gulf of Mexico Production
Florida Market

Diverse Supply Regions

High Connectivity to Markets

	WIC	CIG	SNG	Southern LNG[1]	Elba Express
El Paso Pipeline Partners Ownership	100%	58%	25%	51%	51%
Capacity Reservation Charges as a Percentage of Tariff Revenue	98%	91%	88%	93%	NA
Average Remaining Contract Life (years)	8	8	6	23	30
Miles of Pipe	800	4,200	7,600	NA	190
Storage Capacity (Bcf)	NA	35	60	7	NA

[1]Pro Forma for drop-down transaction
[2]As of December 31, 2009

Prospectus Supplement

Prospectus

About This Prospectus	1
Cautionary Note Regarding Forward-Looking Statements	2
About El Paso Pipeline Partners, L.P. And El Paso Pipeline Partners Operating Company, L.L.C.	3
Risk Factors	4
Use Of Proceeds	5
Ratio Of Earnings To Fixed Charges	6
Description Of The Common Units	7
Provisions Of Our Partnership Agreement Relating To Cash Distributions	9
Material Provisions Of Our Partnership Agreement	22
Description Of Debt Securities of El Paso Pipeline Partners, L.P.	35
Description Of Debt Securities of El Paso Pipeline Partners Operating Company, L.L.C.	46
Description Of Guarantees Of Debt Securities	57
Conflicts Of Interest And Fiduciary Duties	58
Material Tax Consequences	66
Legal Matters	81
Experts	81
Where You Can Find More Information	81
Incorporation By Reference	82

S-i

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of notes. If information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Please read “Where You Can Find More Information” on page S-45 of this prospectus supplement and “Where You Can Find More Information” and “Incorporation by Reference” in the accompanying base prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus relating to this offering. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus, any free writing prospectus or the information we have previously filed with the Securities and Exchange Commission, or the SEC, that is incorporated by reference herein is accurate as of any date other than its respective date. This prospectus supplement, the accompanying base prospectus and any free writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

NOTICE FOR NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information from this prospectus supplement and the accompanying base prospectus. It is not complete and does not contain all the information that you should consider before investing in the notes. This prospectus supplement and the accompanying base prospectus include specific terms of the offering of the notes, information about our business and our financial data. We urge you to read carefully the entire prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference, including our financial statements and the notes to those statements included therein, before making an investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009 for more information about important risks you should consider before making a decision to purchase notes in this offering.

As used in this prospectus supplement, unless the context otherwise indicates, the terms “EPB Operating,” “issuer,” “we,” “us,” “our” and similar terms mean El Paso Pipeline Partners Operating Company, L.L.C., together with its operating subsidiaries. References to “our parent” or “EPB” refer to El Paso Pipeline Partners, L.P. References to “El Paso” mean El Paso Corporation, the owner of the general partner of EPB. EPB has no independent operations or assets and conducts substantially all of its business through EPB Operating and its subsidiaries. Additionally, EPB is providing a full and unconditional guarantee of the notes offered hereby. Accordingly, except where the context otherwise requires, references to, and descriptions of, our assets, operations and the financial statements included herein reflect the assets, operations and financial statements of EPB and its subsidiaries and predecessors.

Unless the context requires otherwise, the pro forma financial and operational data presented in this prospectus supplement give effect to our pending acquisition of 51 percent of the membership interests in each of Southern LNG Company, L.L.C., or SLNG, and El Paso Elba Express Company, L.L.C., or Elba Express, and the related financings, including this offering, and the use of proceeds therefrom. We refer to this acquisition as the “SLNG/Elba Express Acquisition.” For a complete description of the adjustments we have made to arrive at the pro forma financial information that we present in this prospectus supplement, please read our unaudited pro forma condensed consolidated financial statements beginning on page F-1.

El Paso Pipeline Partners Operating Company, L.L.C.

EPB Operating is a wholly owned subsidiary of EPB, a Delaware master limited partnership formed in November 2007 by El Paso to own and operate natural gas transportation pipelines and storage assets. The notes issued by EPB Operating will be guaranteed by EPB. We conduct our business activities through various natural gas pipeline systems and storage facilities including the Wyoming Interstate Company, L.L.C., or WIC, system, a 58 percent general partner interest in Colorado Interstate Gas Company, or CIG, and a 25 percent general partner interest in Southern Natural Gas Company, or SNG. In November 2007, EPB completed an initial public offering of our common units, issuing 28.8 million common units to the public. In conjunction with EPB’s formation, El Paso contributed to EPB 100 percent of WIC, as well as ten percent general partner interests in each of CIG and SNG. In September 2008, EPB acquired from El Paso an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG. On July 24, 2009, EPB acquired an additional 18 percent general partner interest in CIG from El Paso.

On March 24, 2010, we entered into an agreement to acquire a 51 percent member interest in each of Southern LNG Company, L.L.C. and El Paso Elba Express Company, L.L.C. from El Paso for aggregate consideration of $810 million. Please read “— Our Assets,” “— Recent Developments — Pending SLNG/Elba Express Acquisition” and “Pending SLNG/Elba Express Acquisition” for more information on the pending acquisition and the businesses of SLNG and Elba Express. The closing of the notes offering is not conditioned on the closing of the SLNG/Elba Express Acquisition; however, we expect to close the acquisition promptly after the closing of the notes offering. This notes offering is a condition to the closing of the SLNG/Elba Express Acquisition. Upon the closing of this notes offering, there will be no material closing conditions to the closing of the SLNG/Elba Express Acquisition that are outside the control of EPB or El Paso.

Our Assets

Upon completion of the SLNG/Elba Express Acquisition, our asset portfolio will consist of:

WIC (100 Percent Interest).  WIC is comprised of a mainline system that extends from western Wyoming to northeast Colorado (the Cheyenne Hub) and several lateral pipeline systems that extend from various interconnections along the WIC mainline into western Colorado and northeast Wyoming and into eastern Utah. WIC is one of the primary interstate natural gas transportation systems providing takeaway capacity from the mature Overthrust, Piceance, Uinta, Powder River and Green River Basins. CIG is the operator of the WIC system pursuant to a service agreement with WIC.

CIG (58 Percent Interest).  CIG is comprised of pipelines that deliver natural gas from production areas in the U.S. Rocky Mountains and the Anadarko Basin directly to customers in Colorado and Wyoming and indirectly to the midwest, southwest, California and Pacific northwest. CIG also owns interests in five storage facilities located in Colorado and Kansas, which collectively have approximately 35 billion cubic feet, or Bcf, of underground working natural gas storage capacity and one natural gas processing plant located in Wyoming. CIG owns a 50 percent ownership interest in WYCO Development LLC, or WYCO, a joint venture with an affiliate of Public Service Company of Colorado, or PSCo, and operates WYCO’s High Plains pipeline and Totem Gas Storage facility.

SNG (25 Percent Interest).  SNG is comprised of pipelines extending from natural gas supply basins in Texas, Louisiana, Mississippi, Alabama and the Gulf of Mexico to market areas in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. SNG is the principal natural gas transporter to southeastern markets in Alabama, Georgia and South Carolina. SNG owns interests in two storage facilities along the system, which collectively have approximately 60 Bcf of underground working natural gas storage capacity. The SNG system is also connected to SLNG’s Elba Island liquefied natural gas, or LNG, receiving terminal near Savannah, Georgia.

SLNG (51 Percent Interest).  SLNG owns the Elba Island LNG receiving terminal. Located near Savannah, Georgia, the Elba Island LNG terminal is one of ten facilities in the United States capable of providing domestic storage and vaporization services to international producers of LNG. The Elba Island LNG terminal has 7.3 Bcf of LNG storage capacity and 1,755 million cubic feet per day, or MMcf/d, of peak vaporization send-out capacity. SNG operates the Elba Island LNG terminal pursuant to a service agreement with SLNG.

Elba Express (51 Percent Interest).  Elba Express owns the Elba Express Pipeline, an approximate 190-mile pipeline with a design capacity of 945 MMcf/d that transports natural gas supplies from the Elba Island LNG terminal to markets in the southeastern and eastern United States. The Elba Express Pipeline was placed into service on March 1, 2010. SNG operates the Elba Express Pipeline pursuant to a service agreement with Elba Express Company, L.L.C., the wholly-owned subsidiary of Elba Express, or EEC.

The table below provides detail on our transmission systems as of December 31, 2009:

	As of December 31, 2009
	Ownership	Miles of	Design	Storage	Average Throughput(1)
Transmission System	Interest	Pipeline	Capacity	Capacity	2009	2008	2007
	(percent)		(MMcf/d)	(Bcf)		(BBtu/d)

WIC	100	800	3,340	—	2,652	2,543	2,071
CIG(2)(3)	58	4,200	3,750	35	2,299	2,225	2,339
SNG(2)(4)	25	7,600	3,700	60	2,322	2,339	2,345

(1)	The WIC throughput includes 131 BBtu/d, 181 BBtu/d and 239 BBtu/d transported by WIC on behalf of CIG for the years ended December 31, 2009, 2008 and 2007.
(2)	Volumes reflected are 100 percent of the volumes transported on the CIG system and the SNG system, respectively.
(3)	CIG’s storage capacity includes 6 Bcf of storage capacity from Totem Gas Storage, which is owned by WYCO, CIG’s 50 percent equity investee.
(4)	SNG’s storage capacity includes the storage capacity associated with its 50 percent ownership interest in Bear Creek Storage Company, LLC, a joint venture with Tennessee Gas Pipeline Company, our affiliate.

Our Operations.  The table below sets forth certain information regarding the assets, contracts and revenues for each of WIC, CIG and SNG, as of and for the year ended December 31, 2009:

		Tariff Revenue Composition%(1)		Weighted Average
		Capacity	Variable Usage	Remaining
Our Ownership Interest		Reservation	and Other	Contract Life
(Percent)		Charges	Charges	(in years)(2)

WIC	100	98%	2%	8
CIG	58	91%	9%	8
SNG	25	88%	12%	6

(1)	Excludes liquids transportation revenue, amounts associated with retained fuel, and, in the case of CIG, liquids revenue associated with CIG’s processing plants. The revenues described in this table constituted approximately 100%, 94% and 99% of WIC’s, CIG’s and SNG’s total revenues, respectively, earned during the year ended December 31, 2009.
(2)	The weighted average remaining contract life is determined by weighting the remaining life of each contract by the amount of capacity that is covered by the contract as of December 31, 2009.

Our systems provide a significant portion of our transportation and storage services through firm contracts that obligate our customers to pay a fixed monthly reservation or demand charge. When a customer uses the reserved capacity, our systems also collect usage charges based on the volume of natural gas actually transported or stored, which enables us to recover the system’s variable costs. Any portion of physical capacity under firm contracts that is not utilized may be used for interruptible service. Our systems derive a small portion of their revenues through interruptible contracts (which do not ensure service) with fees based on actual utilization. We believe that the high percentage of earnings derived from capacity reservation charges mitigates the risk of earnings fluctuations caused by changing supply and demand conditions.

Growth Projects.  We intend to grow our business through organic expansion opportunities and through strategic asset acquisitions from third parties, El Paso or both. Each of WIC, CIG, SNG, SLNG and Elba Express has significant expansion projects in progress. These include the WIC System Expansion project, the Raton 2010 Expansion project, the SNG South System III project, the SNG Southeast Supply Header project and the completion of the Elba Phase IIIA Expansion project. Please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Growth Projects” included in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference herein for more information regarding our current expansion projects and “Pending SLNG/Elba Express Acquisition — Growth Projects” for more information regarding SLNG’s and Elba Express’ anticipated growth projects. On a pro forma basis, we expect our expansion capital expenditures during 2010 to be approximately $250 million to $275 million on a consolidated basis and including our projected capital contributions to fund our proportionate share of SNG’s expansion capital expenditures.

In addition to our backlog of contracted organic growth projects, we have other projects that are in various phases of commercial development. Many of the potential projects involve expansion capacity to serve increased natural gas-fired generation loads. For example, along SNG’s system, certain utilities have various projects under development that involve the conversion or replacement of oil-fired and coal-fired power plants to natural gas-fired generation. Along the Front Range urban corridor served by CIG’s system, utilities have various projects under development that involve constructing new natural gas-fired generation to provide backup capacity required when renewable generation is not available during certain daily or seasonal periods. Most of these potential expansion projects would have in-service dates for 2014 and beyond. If we are eventually successful in contracting for these new loads, the capital requirements could be substantial and would be incremental to our backlog of contracted organic growth projects. Although we pursue the development of these potential projects from time to time, there can be no assurance that we will be successful in negotiating the definitive binding contracts necessary for such projects to be included in our backlog of contracted organic growth projects.

Our Relationship with El Paso Corporation

El Paso is an energy company founded in 1928 in El Paso, Texas that primarily operates in the regulated natural gas transportation sector and the exploration and production sector of the energy industry. El Paso reported 2009 revenues that exceeded $4.6 billion. El Paso reported that its pipeline segment generated approximately $1.4 billion of earnings before interest and taxes in 2009. El Paso’s common stock is traded on the New York Stock Exchange under the symbol “EP.”

Following the closing of the pending SLNG/Elba Express Acquisition, El Paso will own EPB’s two percent general partner interest, all of EPB’s incentive distribution rights, an approximate 62 percent limited partner interest in EPB, including both common and subordinated units, and the remaining 42 percent general partner interest in CIG, 75 percent general partner interest in SNG and 49 percent member interests in each of SLNG and Elba Express not owned by EPB. EPB has an omnibus agreement with El Paso and its general partner that governs its relationship with them regarding the provision of specified services to it, as well as certain reimbursement and indemnification matters.

Recent Developments

Pending SLNG/Elba Express Acquisition

On March 24, 2010, we entered into an agreement to acquire a 51 percent member interest in each of SLNG and Elba Express, for aggregate consideration of $810 million, subject to adjustment if the closing does not occur prior to April 30, 2010. The closing of the notes offering is not conditioned on the closing of the SLNG/Elba Express Acquisition; however, we expect to close the acquisition promptly after the closing of the notes offering. This notes offering is a condition to the closing of the SLNG/Elba Express Acquisition. Upon the closing of this notes offering, there will be no material closing conditions to the closing of the SLNG/Elba Express Acquisition that are outside the control of EPB or El Paso.

EPB intends to finance the SLNG/Elba Express Acquisition and related expenses with:

•	the net proceeds from this offering;

•	approximately $236 million of cash-on-hand from the proceeds of EPB’s January 2010 public offering of common units;

•	the issuance of 5,346,251 additional EPB common units to El Paso;

•	the proceeds of a $3 million capital contribution to EPB by El Paso Pipeline GP Company, L.L.C. (to allow it to maintain its two percent general partner interest in EPB); and

•	the proceeds of approximately $3 million in borrowings under our revolving credit facility.

SLNG.  SLNG owns the Elba Island LNG receiving terminal. Located near Savannah, Georgia, the Elba Island LNG terminal is one of ten facilities in the United States capable of providing domestic storage and vaporization services to international producers of LNG. The Elba Island LNG terminal has 7.3 Bcf of LNG storage capacity and 1,755 MMcf/d of peak vaporization send-out capacity. The capacity of the Elba Island LNG terminal is fully contracted with subsidiaries of BG Energy Holdings Limited, or British Gas, (with a contract term through April 2027) and Shell Oil Company, or Shell, (with contract terms through January 2036 and mid 2035) under long-term tolling agreements. The Elba Island LNG terminal is directly connected to four major pipelines and indirectly to two others, and thus is readily accessible to the southeast and mid-Atlantic markets.

SLNG’s Elba Phase IIIA Expansion project currently underway for Shell, has increased SLNG’s peak vaporization send-out capacity to 1,755 MMcf/d from 1,215 MMcf/d and is expected to increase storage capacity at the Elba Island LNG terminal to 11.5 Bcf by August 2010. The Elba Phase IIIB Expansion project would further increase storage capacity at the Elba Island LNG terminal to 15.7 Bcf and peak vaporization send-out capacity to 2,115 MMcf/d. During the second quarter of 2009, British Gas’ subsidiary, BG LNG Services LLC, or BG, SNG, Elba Express and SLNG entered into agreements to delay the in-service date of the Elba Phase IIIB Expansion project at BG’s option, to as late as December 31, 2014 or, if BG is unable to meet certain conditions, to terminate the Elba Phase IIIB Expansion project by mid 2011. In exchange for this delay/termination option, BG committed to subscribe to certain firm Phase B capacity on the Elba Express pipeline.

Elba Express.  Elba Express owns the Elba Express Pipeline, an approximate 190-mile pipeline with a design capacity of 945 MMcf/d that transports natural gas supplies from the Elba Island LNG terminal to markets in the southeastern and eastern United States. The Elba Express Pipeline was placed into service on March 1, 2010. Under a firm transportation service agreement, Shell North American LNG, LLC, or Shell LNG, committed to the entire capacity of the Elba Express Pipeline for 30 years from the in-service date for a fixed rate that will be reduced beginning on December 31, 2013. The firm transportation service agreement is supported by an initial guaranty and, beginning on April 1, 2010, a step-down replacement guaranty from Shell, that unconditionally guarantees the timely performance of all of Shell LNG’s obligations under the firm transportation service agreement.

Please see “Pending SLNG/Elba Express Acquisition” for more information regarding SLNG and Elba Express.

Common Unit Offering

In January 2010, EPB completed a public offering of 9,862,500 common units at a price of $24.48 per common unit and issued 201,404 general partner units to El Paso Pipeline GP Company, L.L.C. (allowing it to maintain its two percent general partner interest in EPB) for net proceeds of $236.1 million. We will use the net proceeds of the common unit offering as partial consideration for the SLNG/Elba Express Acquisition.

Business Strategies

Our primary business objectives are to generate stable cash flows sufficient to make distributions to our unitholders and to grow our business through the construction, development and acquisition of additional energy infrastructure assets. We intend to increase our cash distributions over time by enhancing the value of our transportation and storage assets by:

•	providing outstanding customer service;

•	focusing on increasing utilization, efficiency and cost control in our operations;

•	pursuing economically attractive organic and greenfield expansion opportunities;

•	pursuing strategic asset acquisitions from El Paso and third parties to grow our business; and

•	maintaining the integrity and ensuring the safety of our pipeline systems and other assets.

For a description of the risks associated with our business, which may prevent us from executing these strategies, please read “Risk Factors” beginning on page S-12.

Our Executive Offices

Our principal executive offices are located at the El Paso Building, 1001 Louisiana Street, Houston, Texas 77002 and our telephone number is (713) 420-2600.

Organizational Structure

The chart below depicts our organization and ownership structure as of the date of this prospectus supplement after giving effect to the SLNG/Elba Express Acquisition, which is conditioned upon the closing of this notes offering.

Ownership of El Paso Pipeline Partners, L.P.

Public Common Units	36.4%
El Paso Common Units	42.3%
El Paso Subordinated Units	19.3%
General Partner Interest	2%

Total	100%

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of the notes. You should also read the more detailed information contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of Notes.”

Issuer	El Paso Pipeline Partners Operating Company, L.L.C.

Notes Offered	$425 million aggregate principal amount of 6.50% Senior Notes due 2020.

Guarantee	EPB will fully and unconditionally guarantee the notes.

Interest Payment Dates	Interest on the notes will accrue from March 30, 2010 and will be payable semiannually on April 1 and October 1 of each year, beginning on October 1, 2010.

Maturity	April 1, 2020.

Use of Proceeds	We anticipate using all of the net proceeds of this offering (approximately $420 million, after deducting the Underwriters’ discount and estimated offering expenses) as partial consideration to be paid to El Paso for the SLNG/Elba Express Acquisition. See “Use of Proceeds” and “Pending SLNG/Elba Express Acquisition.”

Additional Notes	We may from time to time, without the consent of or notice to the holders of the notes, issue additional notes of the same series as the notes issued in this offering.

Ranking	The notes will be our senior unsecured obligations. The notes will rank equally in right of payment with all of our other existing and future unsubordinated indebtedness and senior to any of our subordinated indebtedness. The guarantee of the notes by EPB will rank equally in right of payment with EPB’s existing and future unsubordinated indebtedness and senior in right of payment to any subordinated debt EPB may incur. Assuming we had completed this offering and the SLNG/Elba Express Acquisition on December 31, 2009, EPB Operating would have had approximately $708 million of indebtedness outstanding ranking equally in right of payment to the notes, and EPB would have had approximately $708 million of indebtedness ranking equally in right of payment with its guarantee of the notes, as of that date. See “Description of Notes — Ranking” and “— Security for the Notes.”

The notes and the guarantee of the notes by EPB will effectively rank junior to all existing and future obligations of our subsidiaries. As of December 31, 2009, after giving effect to the completion of the SLNG/Elba Express Acquisition, our subsidiaries would have had outstanding approximately $1.2 billion of indebtedness that would effectively rank senior to the notes and the guarantee of the notes by EPB.

Optional Redemption	We may redeem all or a part of the notes at any time at a price equal to the greater of 100 percent of the principal amount of the notes or a make-whole price calculated as described herein, in each case plus accrued and unpaid interest. See “Description of Notes — Optional Redemption.”

Covenants	We will issue the notes under an indenture with HSBC Bank USA, National Association, as trustee. We will be bound by covenants in the indenture, which will include a limitation on liens and a restriction on sale-leaseback transactions. EPB will generally not be bound by these covenants. Each covenant is subject to a number of important exceptions, limitations and qualifications that are described in “Description of Notes — Covenants.”

Mandatory Offer to Repurchase	If EPB experiences a change of control together with a rating decline, each as defined in the indenture, we must offer to repurchase the notes at an offer price in cash equal to 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Notes — Covenants.”

Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the state of New York.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus for information regarding risks you should consider before investing in the notes.

Ratio of Earnings to Fixed Charges

The following table sets forth EPB’s ratio of earnings to fixed charges for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	4.5x	4.4x	4.2x	4.5x	4.5x

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges; less

•	allowance for funds used during construction.

Fixed charges means the sum of the following:

•	interest costs;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.

Summary Historical and Pro Forma
Financial Data

The following presents summary historical financial and operating data of EPB, and summary pro forma financial data of EPB for the periods and as of the dates indicated.

El Paso Pipeline Partners, L.P.

The summary historical operating results data of EPB for each of the three years ended December 31, 2009, 2008 and 2007 and the financial position data as of December 31, 2009 and 2008 are derived from EPB’s audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010, and incorporated by reference herein. EPB’s historical operating results data for the year ended December 31, 2006 and the financial position data as of December 31, 2007 are derived from EPB’s audited financial statements included in its Current Report on Form 8-K filed with the SEC on January 11, 2010, and incorporated by reference herein. EPB’s historical operating results data for the year ended December 31, 2005 and the financial position data as of December 31, 2006 and 2005 are derived from its accounting records.

The summary historical financial data should be read together with the financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010, and incorporated by reference herein. The historical summary financial information for all periods presented is not necessarily indicative of the results to be expected in future periods.

In conjunction with EPB’s formation on November 21, 2007, El Paso contributed to EPB ten percent general partner interests in each of CIG and SNG. On September 30, 2008, EPB acquired an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG from El Paso. On July 24, 2009, EPB acquired an additional 18 percent general partner interest in CIG from El Paso, and, as a result, currently owns an aggregate 58 percent general partner interest in CIG. As owners of a majority of the general partner interest in CIG, EPB has the ability to control CIG’s operating and financial decisions and policies and accordingly has consolidated CIG and its historical financial statements in all periods. El Paso’s retained 42 percent interest is reflected as noncontrolling interest. EPB has recorded its share of SNG’s operating results as earnings from unconsolidated affiliates from the dates EPB received interests in SNG. Since EPB’s interest in SNG is not reflected for periods prior to November 2007 and because of EPB’s acquisition of an additional 15 percent general partner interest in SNG from El Paso is not reflected for periods prior to September 30, 2008, the historical results of operations and the period to period comparison of results may not be indicative of future operating results.

The summary pro forma financial data of EPB as of December 31, 2009, and for the year ended December 31, 2009 is derived from the unaudited pro forma consolidated financial statements of EPB included elsewhere in this prospectus supplement. These pro forma condensed consolidated financial statements give pro forma effect to the following transactions as if such transactions had occurred on December 31, 2009 for financial position data and January 1, 2007 for operating results data:

•	EPB’s January 2010 public offering of 9,862,500 common units and related issuance of 201,404 general partner units by EPB to its general partner (allowing it to maintain its two percent general partner interest in EPB);

•	the SLNG/Elba Express Acquisition, including EPB’s use of approximately $236 million of cash-on-hand from the proceeds of its January 2010 public offering of common units, the issuance of 5,346,251 additional EPB common units to El Paso, the proceeds of a $3 million capital contribution to EPB by its general partner (to allow it to maintain its two percent general partner interest in EPB) and the proceeds of $2 million of borrowings under our revolving credit facility as partial consideration for the acquisition;

•	this offering of notes, including EPB’s use of all the anticipated net proceeds of $420 million as partial consideration for the SLNG/Elba Express Acquisition; and

•	EPB’s payment of an aggregate of $6 million of estimated commissions, fees and other offering expenses related to the foregoing offerings and the SLNG/Elba Express Acquisition, $1 million of which will be paid using the proceeds of borrowings under our revolving credit facility.

	El Paso Pipeline Partners, L.P.
	Pro Forma	Historical
	As of and for the Year Ended December 31,
	2009	2009	2008	2007	2006	2005
	(in millions, except per unit amounts)

Operating Results Data:
Operating revenues	$609.9	$537.6	$457.2	$418.1	$393.6	$373.9
Operating income	327.9	292.5	229.8	207.8	210.6	146.9
Earnings from unconsolidated affiliates(1)	53.4	53.4	32.9	4.1	0.4	—
Income from continuing operations	323.5	279.5	234.0	169.4	152.7	106.0
Net income	323.5	279.5	234.0	175.2	158.4	110.1
Net income attributable to El Paso Pipeline Partners, L.P. per limited partner unit-basic and diluted(2)
Common units(3)	$1.51	$1.64	$1.26	$0.11	$—	$—
Subordinated units(3)	$1.47	$1.56	$1.12	$0.11	$—	$—
Distributions declared per common unit(4)	$—	$1.33	$1.01	$—	$—	$—
Financial Position Data:
Property, plant and equipment, net	$3,109.9	$2,018.5	$1,908.1	$1,633.2	$1,347.0	$1,245.2
Investment in unconsolidated affiliates(1)	417.5	417.5	410.8	171.8	15.9	—
Total assets	3,843.5	2,668.2	2,675.8	2,585.8	2,310.9	2,135.3
Long-term debt and other financing obligations, less current maturities	2,054.4	1,357.6	1,357.3	1,037.7	608.2	708.6
Total partners’ capital	1,593.2	1,161.6	1,117.4	1,351.7	1,236.7	1,083.6

(1)	El Paso contributed to us a ten percent general partner interest in SNG on November 21, 2007. On September 30, 2008, we acquired an additional 15 percent general partner interest in SNG from El Paso, as further described in Item 8, Financial Statements and Supplementary Data, Note 2 included in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009.
(2)	Earnings per unit in 2007 are based on income allocable to us subsequent to completion of our initial public offering.
(3)	Pro forma results do not include operating results from the SLNG Elba Phase IIIA expansion and the Elba Express Pipeline since they were not placed in-service until March 1, 2010.
(4)	In 2007, there were no distributions declared or paid per common unit.

RISK FACTORS

Before you make a decision to invest in the notes, you should read the risk factors discussed below. You should also read and consider the risks, uncertainties and factors that are discussed on page 4 of the accompanying base prospectus and in EPB’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 that is incorporated by reference herein, together with all the other information included in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein in evaluating an investment in the notes. These are not all of the risks we face and other factors currently considered immaterial or unknown to us may impact our future operations.

Risks Related to the Notes

Our significant indebtedness and the restrictions in our debt agreements may adversely affect our future financial and operating flexibility.

As of December 31, 2009, our consolidated debt was $1.4 billion, and after giving effect to this offering and the completion of the SLNG/Elba Express Acquisition, our consolidated debt would have been $2.1 billion. As of December 31, 2009, the borrowing capacity under our revolving credit facility was $215 million. Our substantial amount of indebtedness and the additional debt we may incur in the future for our capital expenditure program and potential acquisitions may adversely affect our liquidity and therefore our ability to make interest payments on the notes and distributions to EPB such that it can make distributions to its unitholders.

Among other things, our significant indebtedness may be viewed negatively by credit rating agencies, which could result in increased costs for us and EPB to access the capital markets. Any future downgrade of the debt issued by us or our subsidiaries could significantly increase our and EPB’s capital costs or adversely affect our and EPB’s ability to raise capital in the future.

Debt service obligations, restrictive covenants in our revolving credit facility and the indenture governing the notes and maturities resulting from this leverage may adversely affect our and EPB’s ability to finance future operations, pursue acquisitions and fund other capital needs and our ability to make cash distributions to EPB such that it can make cash distributions to its unitholders. In addition, this leverage may make our results of operations more susceptible to adverse economic or operating conditions.

If we incur any additional indebtedness, including trade payables, that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we now face could intensify. See “Description of Notes” and “Description of Other Indebtedness.”

The notes will be unsecured obligations of EPB Operating and not guaranteed by any of its subsidiaries. As such, the notes will be effectively junior to EPB Operating’s existing and future secured debt and to all debt and other liabilities of its subsidiaries.

The notes will be EPB Operating’s unsecured obligations and will rank equally in right of payment with all of its other existing and future unsubordinated debt. All of EPB’s operating assets are in subsidiaries of EPB Operating, and none of these subsidiaries will guarantee EPB Operating’s obligations with respect to the notes. Creditors of EPB Operating’s subsidiaries will have claims with respect to the assets of those subsidiaries that rank effectively senior to the notes. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors would be satisfied prior to making any such distribution or payment to EPB Operating in respect of its direct or indirect equity interests in such subsidiaries. Consequently, after satisfaction of the claims of such creditors, there may be little or no amounts left available to make payments in respect of the notes. As of December 31, 2009, after giving effect to the completion of the SLNG/Elba Express Acquisition, the notes would have been effectively subordinated to approximately $1.2 billion of outstanding indebtedness of EPB Operating’s subsidiaries. Furthermore, such subsidiaries are not prohibited under the indenture from incurring additional indebtedness.

In addition, because the notes and the guarantee of the notes by EPB are unsecured, holders of any secured indebtedness of EPB Operating or EPB would have claims with respect to the assets constituting collateral for such indebtedness that are senior to the claims of the holders of the notes. Currently, neither EPB Operating nor EPB have any secured indebtedness. Although the indenture governing the notes places some limitations on the ability of EPB Operating to create liens securing debt, there are significant exceptions to these limitations, which will allow us to secure significant amounts of indebtedness without equally and ratably securing the notes. If EPB Operating or EPB incur secured indebtedness and such indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, the assets of EPB Operating or EPB would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Consequently, any such secured indebtedness would effectively be senior to the notes and the guarantee of the note by EPB, to the extent of the value of the collateral securing the secured indebtedness. In that event, you may not be able to recover all the principal or interest you are due under the notes.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We do not have significant assets other than equity in our subsidiaries and equity investees. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit instruments, and applicable state business organization laws and other laws and regulations. If our subsidiaries are prevented from distributing funds to us, we may be unable to pay all the principal and interest on the notes when due.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of a change of control trigger event, we will be required to offer to repurchase all outstanding notes at 101 percent of their principal amount plus accrued and unpaid interest. We may not be able to repurchase the notes upon a change of control trigger event because we may not have sufficient funds. Further, we may be contractually restricted under the terms of our revolving credit facility or other future senior indebtedness from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers under our credit facilities. Our failure to repurchase the notes upon a change of control would cause a default under the indenture and a cross-default under our revolving credit facility. Our revolving credit facility provides that a change of control, as defined in such agreement, will be a default that permits lenders to accelerate the maturity of borrowings thereunder and limiting our ability to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes. Any of our future debt agreements may contain similar provisions.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction.

Your ability to transfer the notes at a time or price you desire may be limited by the absence of an active trading market, which may not develop.

The notes are a new issue of securities for which there is no established public market. Although we have registered the notes under the Securities Act of 1933, or the Securities Act, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. In addition, although the underwriters have informed us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. An active market for the notes may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

Risks Inherent in an Investment in Us

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

Unlike a corporation, EPB’s partnership agreement requires EPB to distribute, on a quarterly basis, 100 percent of its available cash to its unitholders of record and its general partner. Available cash is generally all of EPB’s cash on hand as of the end of a fiscal quarter, adjusted for cash distributions and net changes to reserves. EPB’s general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to its reserves or the reserves of EPB’s operating subsidiaries in amounts it determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of EPB’s operating subsidiaries (including reserves for future capital expenditures and for EPB’s anticipated future credit needs);

•	to reimburse EPB’s general partner for all expenses it has incurred on EPB’s behalf;

•	to provide funds for distributions to EPB’s unitholders and its general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of EPB’s or our loan or other agreements.

Although EPB’s payment obligations to its unitholders are subordinate to our payment obligations to you, the value of EPB’s units may decrease with decreases in the amount it distributes per unit. Accordingly, if we experience a liquidity problem in the future, the value of EPB’s units may decrease, and EPB may not be able to issue equity to recapitalize or otherwise improve our liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes and our indebtedness under our revolving credit facility, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the notes. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our credit agreement and the indenture that will govern the notes. In the absence of such cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our revolving credit facility contains restrictions on our ability to dispose of assets. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and any proceeds may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

The credit and risk profile of EPB’s general partner and its owner could adversely affect our credit ratings and profile.

The credit and business risk profiles of EPB’s general partner and its owner, El Paso, may be factors in credit evaluations of us due to the control of EPB’s general partner and the significant influence of El Paso over our business activities, including EPB’s cash distributions, acquisition strategy and business risk profile. Another factor that may be considered is the financial condition of EPB’s general partner and its owner, including the degree of their financial leverage and their dependence on cash flow from us to service their indebtedness.

Risks Related to the Pending SLNG/Elba Express Acquisition

SLNG is subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses that could have a material and adverse effect on us.

The operation of the Elba Island LNG terminal is subject to the inherent risks associated with this type of operation, including explosions, pollution, release of toxic substances, fires, hurricanes and adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or in damage to or destruction of the Elba Island LNG terminal, related expansion projects or damage to persons and property. In addition, operations at the Elba Island LNG terminal and the facilities and vessels of third parties on which our operations are dependent face possible risks associated with acts of aggression or terrorism.

We do not, nor do we intend to, maintain insurance against all of these risks and losses. We may not be able to maintain desired or required insurance in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

SLNG and Elba Express are subject to regulation by the Federal Energy Regulatory Commission.

Like our existing interstate natural gas pipeline and storage operations, the pipeline and storage facilities of SLNG and Elba Express are subject to regulation by the Federal Energy Regulatory Commission, or FERC, which has the potential to adversely affect our profitability. In particular, the FERC’s authority extends to: rates and charges for natural gas pipeline and storage and related services; certification and construction of new pipeline and storage facilities; extension or abandonment of facilities; maintenance of accounts and records; relationships between pipelines and personnel engaged in certain functions; terms and conditions of service; depreciation and amortization policies; acquisition and disposition of pipeline and storage facilities; and initiation and discontinuation of pipeline and storage services. We believe that SLNG and Elba Express are in material compliance with the applicable regulations. For a further discussion of the potential impact of regulatory matters on us, see “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010, and incorporated by reference herein.

Failure to obtain and maintain approvals and permits from governmental and regulatory agencies with respect to the operation of the Elba Island LNG terminal could impede operations and have a material adverse effect on us.

The operation of the Elba Island LNG terminal is a highly regulated activity. The FERC’s approval under Section 3 of the Natural Gas Act, or the NGA, as well as several other material governmental and regulatory approvals and permits, are required in order to operate the Elba Island LNG terminal. Although we have obtained all of the necessary authorizations to operate the Elba Island LNG terminal, such authorizations are subject to ongoing conditions imposed by regulatory agencies, and additional approval and permit requirements may be imposed. Failure to obtain and maintain any of these approvals and permits could have a material adverse effect on our business, results of operations, financial condition and prospects.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $420 million from the sale of notes offered hereby, after deducting the underwriters’ discount and estimated offering expenses.

EPB intends to use the net proceeds from this offering, together with approximately $236 million of cash-on-hand from the proceeds of EPB’s January 2010 public offering of common units, the issuance by EPB of 5,346,251 additional EPB common units to El Paso, the proceeds of a $3 million capital contribution to EPB by its general partner (to allow it to maintain its two percent general partner interest in EPB) as consideration and the proceeds of approximately $3 million in borrowings under our revolving credit facility to finance the SLNG/Elba Express Acquisition and related expenses.

The closing of the notes offering is not conditioned on the closing of the SLNG/Elba Express Acquisition; however, we expect to close the acquisition promptly after the closing of the notes offering. This notes offering is a condition to the closing of the SLNG/Elba Express Acquisition. Upon the closing of this notes offering, there will be no material closing conditions to the closing of the SLNG/Elba Express Acquisition that are outside the control of EPB or El Paso. Please read “Pending SLNG/Elba Express Acquisition” for more information on the pending acquisition and the businesses of SLNG and Elba Express.

CAPITALIZATION

The following table sets forth EPB’s consolidated cash and capitalization as of December 31, 2009 on:

•	an actual basis;

•	an as adjusted basis to give effect to EPB’s public offering of 9,862,500 common units in January 2010 and related issuance of 201,404 general partner units by EPB to its general partner; and

•	as further adjusted to give effect on a pro forma basis to the sale of the notes offered hereby and the application of the net proceeds therefrom as described in “Use of Proceeds” and to the SLNG/Elba Express Acquisition, including EPB’s use of approximately $236 million of cash-on-hand from its January 2010 public offering of common units, the issuance by EPB of 5,346,251 additional common units to El Paso, the proceeds of a $3 million capital contribution to EPB by its general partner (to allow it to maintain its two percent general partner interest in EPB) and the proceeds of approximately $3 million in borrowings under our revolving credit facility, all as consideration for the SLNG/Elba Express Acquisition and to pay for related expenses.

The actual information in the table is derived from and should be read in conjunction with EPB’s historical financial statements, including the accompanying notes, included in its Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus supplement.

	December 31, 2009
			Pro Forma
			As Further
	Actual	As Adjusted	Adjusted
	(in millions)

Cash and cash equivalents	$17.4	$253.5	$36.4
Total long-term debt and other financing obligations(1):
EPB/EPB Operating revolving credit facility(3)	$520.0	$520.0	$523.0
EPB/EPB Operating notes payable	185.0	185.0	185.0
EPB/EPB Operating notes offered hereby	—	—	425.0
WIC capital lease obligations	7.4	7.4	7.4
CIG debt and other financing obligations	650.2	650.2	650.2
SLNG debt — pending acquisition(2)	—	—	135.0
Elba Express debt — pending acquisition(2)	—	—	138.0

Total debt	$1,362.6	$1,362.6	$2,063.6

Partners’ capital:
El Paso Pipeline Partners, L.P.	$818.2	$1,054.3	831.4
Noncontrolling interests	343.4	343.4	761.8

Total partners’ capital	$1,161.6	$1,397.7	$1,593.2

Total Capitalization	$2,524.2	$2,760.3	$3,656.8

(1)	For description of the material terms of our other indebtedness, please see “Description of Other Indebtedness.”
(2)	Upon the completion of the SLNG/Elba Express Acquisition, as owners of a majority of the member interests in each of SLNG and Elba Express, EPB and EPB Operating will have the ability to control SLNG’s and Elba Express’ operating and financial decisions and policies and accordingly EPB and EPB Operating will consolidate SLNG and Elba Express and as such will reflect the debt of SLNG and Elba Express in their financial statements. Please see “Pending SLNG/Elba Express Acquisition — Existing Debt.”
(3)	Includes $290 million of borrowings of WIC, a co-borrower under the revolving credit facility, outstanding as of December 31, 2009.

PENDING SLNG/ELBA EXPRESS ACQUISITION

General

On March 24, 2010, we entered into an agreement to acquire a 51 percent member interest in each of SLNG and Elba Express, for aggregate consideration of $810 million, subject to adjustment if the closing does not occur prior to April 30, 2010. The closing of the notes offering is not conditioned on the closing of the SLNG/Elba Express Acquisition; however, we expect to close the acquisition promptly after the closing of the notes offering. This notes offering is a condition to the closing of the SLNG/Elba Express Acquisition. Upon the closing of this notes offering, there will be no material closing conditions to the closing of the SLNG/Elba Express Acquisition that are outside the control of EPB or El Paso.

Financing

EPB intends to finance the SLNG/Elba Express Acquisition and related expenses with:

•	the net proceeds from this offering;

•	approximately $236 million of cash-on-hand from the proceeds of EPB’s January 2010 public offering of common units;

•	the issuance of 5,346,251 additional EPB common units to El Paso;

•	the proceeds of a $3 million capital contribution to EPB by El Paso Pipeline GP Company, L.L.C. (to allow it to maintain its two percent general partner interest in EPB); and

•	the proceeds of approximately $3 million in borrowings under our revolving credit facility.

Assets

SLNG.  SLNG owns the Elba Island LNG terminal. Located near Savannah, Georgia, the Elba Island LNG terminal is one of ten facilities in the United States capable of providing domestic storage and vaporization services to international producers of LNG. The Elba Island LNG terminal has 7.3 Bcf of LNG storage capacity and 1,755 MMcf/d of peak vaporization send-out capacity. SNG operates the Elba Island LNG terminal pursuant to a service agreement with SLNG. The capacity of the Elba Island LNG terminal is fully contracted with BG and Shell LNG through long-term tolling agreements. The Elba Island LNG terminal is directly connected to four major pipelines (Carolina Gas Transmission, SNG, Elba Express Pipeline and Atlanta Gas Light) and indirectly to two others (Transco and Florida Gas Transmission), and thus readily accessible to the Southeast and Mid-Atlantic markets.

SLNG’s Elba Phase IIIA Expansion project is currently underway for Shell LNG, has increased SLNG’s peak vaporization send-out capacity to 1,755 MMcf/d from 1,215 MMcf/d and is expected to increase storage capacity at the Elba Island LNG terminal to 11.5 Bcf by August 2010. The Elba Phase IIIB Expansion project would further increase storage capacity at the Elba Island LNG terminal to 15.7 Bcf and peak vaporization send-out capacity to 2,115 MMcf/d. During the second quarter of 2009, BG, SNG, Elba Express and SLNG entered into agreements to delay the in-service date of the Elba Phase IIIB Expansion project at BG’s option, to as late as December 31, 2014 or, if BG is unable to meet certain conditions, to terminate the Elba Phase IIIB Expansion project by mid 2011. In exchange for this delay/termination option, BG committed to subscribe to certain firm Phase B capacity on the Elba Express pipeline (described under “— Elba Express” below).

Elba Express.  Elba Express owns the Elba Express Pipeline, an approximate 190-mile pipeline with a design capacity of 945 MMcf/d that transports natural gas supplies from the Elba Island LNG terminal to markets in the southeastern and eastern United States. SNG operates of the Elba Express Pipeline pursuant to a service agreement with EEC. The Elba Express Pipeline consists of 105 miles of 42-inch pipeline extending from Port Wentworth, Georgia to the Wrens interconnect with SNG and ten miles of 42-inch and 75 miles of 36-inch pipeline extending from the Wrens interconnect to Transco and was placed into service on March 1, 2010. Under a firm transportation service agreement, Shell LNG committed to the entire capacity of the Elba Express Pipeline for 30 years from the in-service date.

Elba Express’ Phase B Expansion project is expected to increase the Elba Express Pipeline’s design capacity up to 1,165 MMcf/d with the addition of an approximate 10,000 horse power compression station at an estimated cost of approximately $30 million. The Phase B Expansion project is expected to be placed in-service in 2014 or 2015. BG committed to subscribe for either 170 MMcf/d (if BG commits to the Elba Phase IIIB Expansion project) or 220 MMcf/d (if BG exercises its option to terminate the Elba Phase IIIB Expansion project) of the additional capacity to be provided by the Phase B Expansion project.

Customer Contracts

SLNG.  The Elba Island LNG terminal’s capacity is fully subscribed under long-term fixed-fee tolling contracts with BG (which has contracted for 4 Bcf of storage and 630 MMcf/d of vaporization send-out capacity through April 2027) and Shell LNG (which has contracted for 3.3 Bcf of storage and 540 MMcf/d of vaporization send-out capacity through January 2036 and 4.2 Bcf of storage and 405 MMcf/d of vaporization send-out capacity through mid 2035). Under these agreements, BG and Shell LNG have the right to use the Elba Island LNG terminal to unload, store and regasify their LNG in return for a fixed demand charge. Payments are almost entirely independent of the actual volume of LNG handled by the Elba Island LNG terminal because of the fixed-fee demand charges. Operating costs are largely fixed, the variable fuel costs are directly passed through via annual tracker mechanism to compensate SLNG for variable commodity costs and the variable electricity costs are tracked in the contract with BG and imbedded in the rate paid by Shell LNG. The obligations of BG and Shell LNG under the tolling contracts are covered by multi-year guarantees from British Gas and Shell, respectively. The aggregate guarantees provide significant coverage of projected annual demand revenue. As of December 31, 2009, approximately 93 percent of SLNG’s revenues were attributable to contracts providing for fixed-fee demand charges, with a weighted average remaining contract life of 23 years.

Elba Express.  Under a firm transportation service agreement, Shell LNG has contracted for 945 MMcf/d of capacity on the Elba Express Pipeline for 30 years from the date of the Elba Express Pipeline’s in-service date of March 1, 2010. The daily capacity charge to Shell LNG will decrease from $0.204/Mcf to $0.184/Mcf on December 31, 2013. The firm transportation service agreement is supported by an initial guaranty and, beginning on April 1, 2010, a step-down replacement guaranty from Shell that unconditionally guarantees the timely performance of all of Shell LNG’s obligations under the firm transportation service agreement.

Existing Debt

SLNG.  In February 2009, SLNG issued in a private placement $135 million aggregate principal amount of notes, consisting of $71 million principal amount of its 9.50% Senior Notes, Series 2009-A, due February 24, 2014, or the Series 2009-A Notes, and $64 million principal amount of its 9.75% Senior Notes, Series 2009-B, due February 24, 2016, or the Series 2009-B Notes. The net proceeds to SLNG from this offering were used to finance the construction of additional storage and vaporization send-out capacity at SLNG’s Elba Island LNG terminal and for general corporate purposes.

The Series 2009-A Notes and the Series 2009-B Notes, or the SLNG Notes, bear interest at their respective interest rates and payable semi-annually on the last day of February and August in each year. The SLNG Notes impose certain limitations on the ability of SLNG to, among other things, incur additional indebtedness, make certain restricted payments, enter into transactions with affiliates, and merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. SLNG is required to comply with certain financial covenants, including a leverage ratio of no more than 5.00 to 1.00 and an interest coverage ratio of no less than 2.00 to 1.00.

The Series 2009-A Notes mature and become payable on February 24, 2014, and the Series 2009-B Notes mature and become payable on February 24, 2016. The SLNG Notes are unsecured and are redeemable at SLNG’s option at 100 percent of the principal amount plus a specified make-whole premium. The SLNG Notes are also subject to a change of control prepayment offer in the event of a ratings downgrade within a 120-day period from and including the date on which a change of control with respect to SLNG occurs (as defined in the note purchase agreement). If a sufficient number of the rating agencies downgrade the ratings of the SLNG Notes below investment grade within the 120-day period from and including the date of any such change of control, then SLNG will have to offer to prepay the entire unpaid principal amount of the SLNG Notes held by each holder at 101 percent of the principal amount of such SLNG Notes (without any make-whole amount or other penalty), together with interest accrued thereon to the date for such prepayment.

Elba Express.  In May 2009, EEC secured a $165 million financing facility with Union Bank, N.A. and the lenders named therein, which is available only to the related pipeline project. The $165 million available is comprised of approximately $157 million of availability for construction/term loan commitments, $1 million of availability for revolving loans commitments and $7 million of availability for letter of credit loans.

EEC’s obligations under the financing facility mature on March 31, 2015 and are secured by substantially all of EEC’s assets.

Indebtedness under the financing facility bears interest at a variable rate depending on the time period of such indebtedness and whether the particular borrowing is a base rate loan or LIBOR-based loan. EEC will have the right at any time to prepay, without penalty, loans made under the financing facility, in whole or in part. The financing facility also contains a number of customary negative covenants for financing facilities of this nature, including restrictions on indebtedness, liens, certain restricted payments and certain fundamental transactions, including mergers, consolidations and sales of all or substantially all of EEC’s assets.

As of the Elba Express Pipeline’s in-service date of March 1, 2010, $147 million had been borrowed under this facility and no letters of credit had been issued. The indebtedness outstanding under the financing facility was $138 million for the year ended December 31, 2009.

SLNG and Elba Express Limited Liability Company Agreements

General.  Each of SLNG and Elba Express is as a Delaware limited liability company, or LLC. Upon the closing of the SLNG/Elba Express Acquisition, we will enter into an amended and restated limited liability company agreement, or LLC Agreement, with respect to each of SLNG and Elba Express. These LLC Agreements will govern the ownership and management of SLNG and Elba Express. The SLNG and Elba Express LLC Agreements will be virtually identical, except for certain provisions in the Elba Express LLC Agreement related to an independent member (as described below).

Under the LLC Agreements, each member (other than the independent member in the case of Elba Express) may engage in other business opportunities, including those that compete with the LLC’s business, free from any obligation to offer such business opportunities to the other member or the LLC. In addition, any affiliate of a member is free to compete with the business operations or activities of the LLC or the other members.

Governance.  Although management of each LLC is vested in its members, the members of each LLC have agreed to delegate management of the LLC to a management committee. Decisions or actions taken by the management committee of SLNG or Elba Express will bind that LLC. Each management committee will be composed of four representatives. El Paso is entitled to designate one representative and up to one alternative representative, and EPB Operating is entitled to designate three representatives and up to three alternative representatives. Each representative will have full authority to act on behalf of the member that designated such representative with respect to matters pertaining to that LLC. The members of each LLC have agreed that each representative is an agent of the member that designated that person and does not owe any duty (fiduciary or otherwise) to any other member or any other representative.

The management committee of each LLC will meet no less often than quarterly, with the time and location of, and the agenda for, such meetings to be as the management committee determines provided that in lieu of a meeting, the management committee may elect to act by written consent. Special meetings of the management committee may be called at such times as a member or management committee representative determines to be appropriate. The presence in person, or by electronic communication, of a majority of representatives (including at least one representative of each member) constitutes a quorum of the management committee. Each representative is entitled to one vote on each matter submitted for vote of the management committee, and except as noted below, the vote of a majority of the representatives at a meeting properly called and held at which a quorum is present constitutes the action of the management committee. Any action of the management committee may be taken by unanimous written consent.

The following actions require the unanimous approval of the management committee:

•	dissolution of the LLC;

•	causing or permitting the LLC to take certain bankruptcy actions;

•	mortgaging or pledging assets with a value exceeding $225 million;

•	the commencement or the resolution before the FERC (or any U.S. Court of Appeals of an appeal of a FERC order) of certain actions under the Natural Gas Act, or any other proceeding before the FERC that would result in (i) a $50 million or more reduction in revenue, (ii) a $50 million or more payment of penalties, refunds or interest or (iii) an agreement to pay a criminal penalty;

•	the creation of any additional membership interests or admission of any new member;

•	any proposal to dispose of assets of such LLC with a value exceeding $225 million;

•	the disposition of all or substantially all of the assets of the LLC, and any disposition of interests in the LLC that would result in a termination under Section 708 of the Internal Revenue Code;

•	any merger, consolidation or conversion of the LLC; and

•	entering into new lines of business, including but not limited to, those that do not generate “qualifying income” under Section 7704 of the Internal Revenue Code.

With respect to Elba Express only, the following actions require written consent of the independent member:

•	dissolution of the LLC;

•	the disposition of all or substantially all of the assets of the LLC;

•	any merger, consolidation or conversion of the LLC;

•	amending certain provisions of the LLC Agreement;

•	causing or permitting the LLC to take certain bankruptcy actions;

•	engaging in any activity not set forth in the LLC agreement;

•	incurring indebtedness other than as permitted under Elba Express’ credit agreement;

•	modifying, amending or terminating certain documents contemplated by Elba Express’ credit agreement;

•	creating or permitting a lien on Elba Express’ property other than as permitted under its credit agreement;

•	entering into any agreement or transaction with any member or member’s affiliate other than as expressly provided by the LLC Agreement or credit agreement; and

•	amending or modifying the LLC’s certificate of formation.

Amending the SLNG LLC Agreement requires a written instrument executed by all members. Amending the Elba Express LLC Agreement generally requires a written instrument executed by all members other than the independent member, but certain provisions of the Elba Express LLC Agreement can only be amended with the consent of the independent member.

Quarterly Cash Distributions.  Under the SLNG and Elba Express LLC agreements, on or before the end of the calendar month following each quarter prior to the commencement of each LLC’s liquidation, the management committee of each LLC is required to review the amount of available cash with respect to that quarter and distribute 100% of the available cash to the members of that LLC (other than the independent member in the case of Elba Express) in accordance with their percentage interests, subject to limited exceptions. Available cash with respect to any quarter is generally defined in these LLC Agreements as the sum of all cash and cash equivalents on hand at the end of the quarter, plus cash on hand from Working Capital Borrowings (as defined therein) made subsequent to the end of that quarter (as determined by the management committee), less cash reserves established by the management committee as necessary or appropriate for the conduct of the LLC’s business or required by law.

Capital Calls to the Members.  From time to time as determined to be appropriate by the management committee of each LLC, the management committee may issue a capital call notice to the members of that LLC (other than the independent member in the case of Elba Express) for capital contributions to be made to fund such LLC’s operations. The notice will specify the amount of the capital contribution from all members collectively and each member individually, the purpose for which the funds will be used and the date that the contributions are to be made. If a member fails to make a capital contribution when required under a capital call notice, the member(s) that have made their full contribution may elect to pay the unpaid contribution and elect to treat that additional contribution as either (a) resulting in a priority interest of such contributing member(s) or (b) treated as a permanent capital contribution that results in an adjustment of each member’s relative percentage interest. If priority interest treatment is elected, all distributions that would otherwise have been paid to the non-contributing member will be paid to the contributing member(s) until the priority interest is terminated, which will occur when the total of additional distributions to the contributing member(s) equal the sum of the additional contribution amount plus 12% per annum.

Conflicts Committee Approval

The conflicts committee of the board of directors of EPB’s general partner recommended approval of the SLNG/Elba Express Acquisition. The conflicts committee retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. In recommending approval of the transaction, the committee based its decision in part on an opinion from the committee’s independent financial advisor that the consideration to be paid by EPB is fair, from a financial point of view, to EPB and its public unitholders.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

In November 2007, EPB Operating entered into an unsecured 5-year revolving credit facility with an initial aggregate borrowing capacity of up to $750 million expandable to $1.25 billion for certain expansion projects and acquisitions. Borrowings under the revolving credit facility are guaranteed by EPB and certain of EPB Operating’s subsidiaries. As of December 31, 2009, EPB Operating had $230 million outstanding under its revolving credit facility and approximately $215 million of remaining availability. In addition, WIC is a co-borrower under the revolving credit facility and had $290 million of borrowings outstanding as of December 31, 2009.

The revolving credit facility has two pricing grids, one based on credit ratings and the other based on leverage. As of December 31, 2009, the leverage pricing grid was in effect, and EPB Operating’s cost of borrowing was LIBOR plus 0.425 percent based on its leverage. EPB Operating also pays an annual utilization and commitment fee of 0.225 percent. At December 31, 2009, EPB Operating’s all-in borrowing rate was 0.9 percent.

The revolving credit facility contains covenants and provisions that affect EPB, the borrowers (EPB Operating and WIC), and EPB’s other restricted subsidiaries, including, without limitation, customary covenants and provisions:

•	prohibiting the borrowers from creating or incurring indebtedness (except for certain specified permitted indebtedness) if such incurrence would cause a breach of the leverage ratio described below;

•	prohibiting WIC from creating or incurring indebtedness in excess of $50 million (other than indebtedness under the revolving credit facility);

•	limiting EPB’s ability and that of the borrowers (EPB Operating and WIC) and EPB’s other restricted subsidiaries from creating or incurring certain liens on their respective properties (subject to enumerated exceptions);

•	limiting EPB’s ability to make distributions and equity repurchases (which shall be permitted if no insolvency default or event of default exists); and

•	prohibiting consolidations, mergers and asset transfers by EPB, the borrowers (EPB Operating and WIC) and EPB’s other restricted subsidiaries (subject to enumerated exceptions).

For the year ended December 31, 2009, EPB Operating and EPB were in compliance with their debt-related covenants. The revolving credit facility requires EPB to maintain, as of the end of each fiscal quarter, a consolidated leverage ratio (consolidated indebtedness to consolidated EBITDA (as defined in the revolving credit facility)) of less than 5.00-to-1.00 for any four consecutive quarters; and 5.50-to-1.00 for any three consecutive quarters subsequent to the consummation of specified permitted acquisitions having a value greater than $25 million. EPB has added additional flexibility to the covenants for growth projects. In case of a capital construction or expansion project in excess of $20 million, pro forma adjustments to consolidated EBITDA, approved by the lenders, may be made based on the percentage of capital costs expended and projected cash flows for the project. Such adjustments shall be limited to 25 percent of actual EBITDA.

The revolving credit facility contains certain customary events of default that affect EPB, the borrowers (EPB Operating and WIC) and EPB’s other restricted subsidiaries, including, without limitation, (i) nonpayment of principal when due or nonpayment of interest or other amounts within five business days of when due; (ii) bankruptcy or insolvency with respect to EPB, EPB’s general partner, the borrowers (EPB Operating and WIC) or any of EPB’s other restricted subsidiaries; (iii) judgment defaults against EPB, EPB’s general partner, the borrowers (EPB Operating and WIC) or any of EPB’s other restricted subsidiaries in excess of $50 million; or (iv) the failure of El Paso to directly or indirectly own a majority of the voting equity of EPB’s general partner and a failure by EPB to directly or indirectly own 100 percent of the equity of EPB Operating.

EPB and EPB Operating Other Debt Obligations

In September 2008, EPB Operating issued $175.0 million of senior unsecured notes in a private placement to a number of investors and a $10.0 million note payable to El Paso as partial funding for the acquisition of additional interests in CIG and SNG. The senior unsecured notes are guaranteed by EPB. The senior unsecured notes were issued in four tranches, with maturities between September 30, 2011 and September 30, 2013; three of the tranches bear interest at fixed rates ranging from 7.76% to 8.00%, and the fourth bears interest at a floating rate, which was 3.7825% at December 31, 2009. The note payable to El Paso matures on September 30, 2012 and bears interest at a floating rate, which was 3.7825% at December 31, 2009. The restrictive covenants under these debt obligations are substantially the same as the restrictive covenants under our revolving credit facility, with the exception of the added requirement that EPB maintain an interest coverage ratio (consolidated EBITDA (as defined in the Note Purchase Agreement with respect thereto) to interest expense) of greater than or equal to 1.50 to 1.00 for any four consecutive fiscal quarters.

CIG Debt

In March 2009, CIG, Colorado Interstate Issuing Corporation, or CIIC, El Paso and certain other El Paso subsidiaries filed a registration statement on Form S-3 under which CIG and CIIC may co-issue debt securities in the future. CIIC is a wholly-owned finance subsidiary of CIG and is the co-issuer of CIG’s outstanding debt securities. CIIC has no material assets, operations, revenues or cash flows other than those related to its service as a co-issuer of CIG’s debt securities. Accordingly, it has no ability to service obligations on CIG’s debt securities.

For the year ended December 31, 2009, CIG was in compliance with its debt-related covenants. CIG’s outstanding debt obligations include its 5.95% senior notes due 2015, its 6.80% senior notes due 2015 and its 6.85% senior debentures due 2037. As of December 31, 2009 there was $474.9 million outstanding under these notes. Under CIG’s various financing documents CIG is subject to a number of restrictions and covenants. The most restrictive of these include limitations on the incurrence of liens and limitations on sale-leaseback transactions.

Other Financing Obligations

In June 2009 and November 2008, the Totem Gas Storage project and the High Plains pipeline were placed in service. Upon placing these projects in service, CIG transferred its title in the projects to WYCO, a joint venture with an affiliate of PSCo in which CIG has a 50 percent ownership interest. Although CIG transferred the title in these projects to WYCO, EPB continues to reflect the Totem Gas Storage facility and the High Plains pipeline as property, plant and equipment in its financial statements as of December 31, 2009, due to CIG’s continuing involvement with the projects through WYCO.

CIG constructed the Totem Gas Storage project and the High Plains pipeline, and its joint venture partner in WYCO funded 50 percent of the construction costs of the projects, which EPB reflected as other non-current liabilities on its balance sheet during the construction period. Upon completion of the construction, CIG’s obligations to the affiliate of PSCo for these construction advances were converted into financing obligations to WYCO and accordingly, EPB reclassified the amounts from other non-current liabilities to debt and other financing obligations.

Totem Gas Storage financing obligation.  The Totem Gas Storage financing obligation has a principal amount of $68.9 million as of December 31, 2009, and has monthly principal payments totaling $1.4 million each year through 2060. CIG also makes monthly interest payments on this obligation that are based on 50 percent of the operating results of the Totem Gas Storage facility, which is currently estimated at a 15.5% rate as of December 31, 2009.

High Plains pipeline financing obligation.  The High Plains pipeline financing obligation has a principal amount of $106.4 million as of December 31, 2009, and has monthly principal payments totaling $3.1 million each year through 2043. CIG also makes monthly interest payments on this obligation that are based on 50 percent of the operating results of the High Plains pipeline, which is currently estimated at a 15.5% rate as of December 31, 2009.

Please see “Pending SLNG/Elba Express Acquisition — Existing Debt” for a discussion of the existing debt obligations of each of SLNG and Elba Express.

Capital Lease

Effective December 1, 1999, WIC leased a compressor station under a capital lease from WYCO. The compressor station lease expires in November 2029. The total original capitalized cost of the lease was $12.0 million. As of December 31, 2009, EPB had a net book value of approximately $7.4 million related to this capital lease.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the general description of the debt securities of EPB Operating included in the accompanying base prospectus under the caption “Description of Debt Securities of El Paso Pipeline Partners Operating Company, L.L.C.” The notes offered hereby will be a series of senior debt securities issued by EPB Operating, as described therein and herein. You should review this description together with the description of the debt securities of EPB Operating included in the accompanying base prospectus. To the extent this description is inconsistent with the description in the accompanying base prospectus, this description will control and replace the inconsistent description in the accompanying base prospectus.

You can find the definitions of certain terms used in this description of notes under the subheading “Definitions.” As used in this description, the words “EPB Operating,” “we,” “us” and “our” refer to El Paso Pipeline Partners Operating Company, L.L.C., a Delaware limited liability company, as the issuer of the notes, and not to its parent company, El Paso Pipeline Partners, L.P., a Delaware limited partnership (“EPB”), and not to any subsidiaries or other affiliates of El Paso Pipeline Partners Operating Company, L.L.C.

At the closing of this offering, we will enter into an indenture between us and HSBC Bank USA, National Association, as trustee, pursuant to which we may issue multiple series of debt securities from time to time. We will issue the notes under this indenture, as amended and supplemented by a supplemental indenture setting forth the specific terms of the notes. In this description, when we refer to the “indenture,” we mean that indenture as so amended and supplemented by that supplemental indenture.

We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying base prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the indenture from us as set forth under “— Additional Information.” Capitalized terms defined in the accompanying base prospectus and the indenture have the same meanings when used in this prospectus supplement. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantee by EPB

The Notes

The notes will be:

•	general unsecured, senior obligations of EPB Operating;

•	pari passu in right of payment with all existing and future senior indebtedness of EPB Operating, including indebtedness under our senior revolving credit facility;

•	senior in right of payment to all future subordinated indebtedness of EPB Operating;

•	effectively subordinate in right of payment to all existing and future secured indebtedness of EPB Operating (which may include letter of credit reimbursement obligations under our senior revolving credit facility that have been secured by cash collateral), in each case, to the extent of the collateral securing such indebtedness;

•	effectively subordinate in right of payment to all existing and future indebtedness and other liabilities of EPB Operating’s Subsidiaries; and

•	unconditionally guaranteed by EPB on a senior unsecured basis.

EPB Guarantee

Our obligations under the notes and the indenture will be fully and unconditionally guaranteed by EPB. EPB is also a guarantor under our revolving credit facility and existing senior notes.

The Parent Guarantee by EPB will be:

•	a general unsecured, senior obligation of EPB;

•	pari passu in right of payment with all existing and future senior indebtedness of EPB, including its guarantee of our indebtedness under our senior revolving credit facility;

•	senior in right of payment to all future subordinated indebtedness of EPB;

•	effectively subordinate to all existing and future indebtedness and other liabilities of any Subsidiaries of EPB; and

•	effectively subordinate in right of payment to all existing and future secured indebtedness of EPB, to the extent of the collateral securing such secured indebtedness.

The indenture governing the notes will provide that EPB may not consolidate or amalgamate with or merge into any other Person (other than EPB Operating) or sell, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets (on a consolidated basis) to another Person (other than EPB Operating), unless:

•	either: (a) EPB is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than EPB) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any State thereof or the District of Columbia;;

•	the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than EPB) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of EPB’s obligations under such indenture and the Parent Guarantee governed thereby pursuant to a supplemental indenture; and

•	we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation, amalgamation, merger, conveyance, sale, transfer or lease and any supplemental indenture comply with such indenture and that all conditions precedent set forth in such indenture have been complied with.

Upon the assumption of EPB’s obligations under such indenture by a successor, EPB will be discharged from all obligations under such indenture and the Parent Guarantee.

The Parent Guarantee of EPB will be released immediately upon legal defeasance or satisfaction and discharge of the indenture as provided pursuant to the defeasance or satisfaction and discharge provisions of the indenture. The Parent Guarantee of EPB will also be released immediately upon the merger of EPB with and into EPB Operating.

None of our Subsidiaries will guarantee the notes, including Wyoming Interstate Company, Ltd., which is currently a borrower under our revolving credit facility. In the event of a bankruptcy, liquidation or reorganization of any of our Subsidiaries, the Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to EPB Operating or holders of the notes. As such, the notes will effectively rank junior to the claims of creditors of any Subsidiary of EPB Operating with respect to the assets of such Subsidiary. The indenture will not require any of our future Subsidiaries to guarantee the notes under any circumstances, and it does not impose any limit on the ability of our present or future Subsidiaries to incur or guarantee other unsecured indebtedness. As of December 31, 2009, our Subsidiaries collectively had outstanding $0.9 billion in consolidated indebtedness, all of which would rank effectively senior to the notes to the extent of the assets of the applicable Subsidiaries.

Principal, Maturity and Interest

Initially, we will issue $425 million aggregate principal amount of notes. The indenture will provide for the issuance of additional notes (the “additional notes”), without limitation as to aggregate principal amount. If issued, the additional notes would have terms and conditions identical to the notes issued in this offering. Any additional notes will be part of the same issue as the notes offered hereby and will vote on all matters with the notes offered in this offering. The notes will mature on April 1, 2020.

Interest on the notes will accrue at the rate of 6.50% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2010. Interest on overdue principal and interest on overdue interest, if any, will accrue at the applicable interest rate on the notes. We will make each interest payment to the holders of record of the notes on the March 15 and September 15 immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Form, Denomination and Registration of Notes

The notes will be issued in registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be represented by one or more global notes, as described below under “— Book-Entry Delivery and Settlement”.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. No service charge will be imposed in connection with any transfer or exchange of any note, but we, the registrar and the trustee may require such holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require such holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any notes selected for redemption. Also, we are not required to transfer or exchange any notes in respect of which a notice of redemption has been given or for a period of 15 days before a selection of the notes to be redeemed.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for the notes. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar; provided, however, that we will be required to maintain at all times an office or agency in the Borough of Manhattan, The City of New York (which may be an office of the trustee or an affiliate of the trustee or the registrar or a co-registrar for the notes) where the notes may be presented for payment and where notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon us in respect of the notes and the indenture may be served. We may also from time to time designate one or more additional offices or agencies where the notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve us of our obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed will equal the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•	100% of the principal amount of such notes; or

•	as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (not including any portion of any payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 50 basis points.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable

Treasury Issue (expressed as a percentage of the principal amount) equal to the Comparable Treasury Price for that redemption date. The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the applicable Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or (B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means the Reference Treasury Dealer appointed by us for the notes.

“Reference Treasury Dealer” means:

•	Morgan Stanley & Co. Incorporated and, RBS Securities, Inc., BNP Paribas Securities Corp. and a Primary Treasury Dealer selected by Scotia Capital (USA) Inc. and their successors; provided that, if any ceases to be a primary U.S. Government securities dealer (“Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding that redemption date.

Open Market Purchases; No Mandatory Redemption or Sinking Fund

We may at any time and from time to time purchase notes in the open market or otherwise, in each case without any restriction under the indenture. We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, selection of such notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate; provided that no notes of a principal amount of $2,000 or less shall be redeemed in part. Notices of redemption with respect to the notes shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture.

If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption shall become due on the date fixed for redemption. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Additional Covenants

With respect to the notes, the indenture will contain the following covenants, in addition to the covenants and other provisions described in the accompanying base prospectus under the captions “Description of Debt Securities of El Paso Pipeline Partners Operating Company, L.L.C. — Covenants” and “Description of Debt Securities of El Paso Pipeline Partners Operating Company, L.L.C. — Merger and Sale of Assets.”

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs, each holder of notes will have the right to require EPB Operating to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to an offer (“Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, EPB Operating will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased to the date of purchase (the “Change of Control Payment Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control Triggering Event, EPB Operating will mail a notice to each holder of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. EPB Operating will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, EPB Operating will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of EPB Operating’s compliance with such securities laws or regulations.

With respect to any Change of Control Offer, on the Change of Control Payment Date, EPB Operating will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof tendered pursuant to the Change of Control Offer; and

(3) deliver or cause to be delivered to the trustee all notes accepted for purchase together with an officers’ certificate stating the aggregate principal amount of the notes or portions thereof being purchased by EPB Operating.

The paying agent will promptly mail to each holder of notes properly tendered pursuant to the Change of Control Offer the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of The Depository Trust Company (“DTC”)), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date unless EPB Operating defaults in making the Change of Control Payment. EPB Operating will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control provisions described above will be applicable regardless of whether any other provisions of the indenture are applicable, except as set forth under “— Defeasance” below and “Description of Debt Securities — Satisfaction and Discharge” in the accompanying base prospectus. Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain any provision that permits the holders of notes issued thereunder to require EPB Operating to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

EPB Operating’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under EPB Operating’s senior revolving credit facility. In addition, certain events that may constitute a change of control under EPB Operating’s senior revolving credit facility and cause a default thereunder may not constitute a Change of Control Triggering Event under the indenture. Future indebtedness of EPB Operating and its Subsidiaries may also contain prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control or Change of Control Triggering Event. Moreover, the exercise by holders of notes of their right to require EPB Operating to repurchase their notes could cause a default under such indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on EPB Operating. Our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases of notes. See “Risk factors — Risks Related to the Notes — We may not be able to repurchase the notes upon a change of control.”

Even if sufficient funds were otherwise available, the terms of EPB Operating’s senior revolving credit facility and other indebtedness may prohibit EPB Operating from purchasing the notes before their scheduled maturity. Consequently, if EPB Operating is unable to prepay or purchase any indebtedness containing such restrictions or obtain requisite consents, waivers or amendments, it will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control Triggering Event, which could result in a Default under the indenture. A Default under the indenture may result in a cross-default under other indebtedness.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving EPB Operating by increasing the capital required to effectuate such transactions. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of EPB Operating and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “all or substantially all” in the context of an indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require EPB Operating to repurchase the holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of EPB Operating and its Subsidiaries taken as a whole to another Person or group may be uncertain.

EPB Operating will not be required to make a Change of Control Offer with respect to the notes upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture that are applicable to a Change of Control Offer made by EPB Operating and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) prior to the Change of Control Triggering Event, notice of redemption of all outstanding notes has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made with respect to the notes in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control Triggering Event is in place at the time of making the Change of Control Offer. Notes repurchased by EPB Operating pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and cancelled, at EPB Operating’s option. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

Limitation on Liens

We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property, whether owned or leased on the Issue Date or thereafter acquired, to secure any Debt of EPB Operating or any other Person (other than the notes and the Parent Guarantee), without in any such case making effective provision whereby all of the outstanding notes shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured; provided, however, that this restriction shall not apply to:

(i) any Lien upon any property or assets of EPB Operating or any Restricted Subsidiary in existence on the Issue Date or created pursuant to an “after-acquired property” clause or similar term in existence on the

Issue Date or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the Issue Date;

(ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by EPB Operating or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

(iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by EPB Operating or any Restricted Subsidiary (regardless of whether the obligations secured thereby are assumed by EPB Operating or any Restricted Subsidiary);

(iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise;

(v) the assumption by EPB Operating or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by EPB Operating or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person that owns such property or assets;

(vi) any Lien on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction or making of such improvements, to provide funds for any such purpose;

(vii) any Lien on any oil, gas, mineral and processing and other plant properties to secure the payment of costs, expenses or liabilities incurred under any lease or grant or operating or other similar agreement in connection with or incident to the exploration, development, maintenance or operation of such properties;

(viii) any Lien arising from or in connection with a conveyance by EPB Operating or any Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulfur, helium, coal, metals, minerals, steam, timber or other natural resources;

(ix) any Lien in favor of EPB, EPB Operating or any Subsidiary of EPB Operating;

(x) any Lien created or assumed by EPB Operating or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by EPB Operating or any Subsidiary;

(xi) any Lien upon property or assets of any foreign Restricted Subsidiary to secure Debt of that foreign Restricted Subsidiary;

(xii) Permitted Liens;

(xiii) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (xii) above; or

(xiv) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (xiii) above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement and the original principal amount of Debt so secured (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided, further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

Notwithstanding the foregoing, without securing the notes, we may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien (that is not excepted by clauses (i) through (xiv) above) upon any Principal Property to secure any Debt of EPB Operating or any other Person (other than the notes and the Parent Guarantee); provided that the aggregate principal amount of all such Debt then outstanding and secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv) of the covenant described below under “— Restriction of Sale-Leaseback Transaction”), does not exceed 15% of Consolidated Net Tangible Assets.

Restriction of Sale-Leaseback Transaction

We will not, nor will we permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction unless:

(i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later;

(ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(iii) EPB Operating or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without securing the notes; or

(iv) EPB Operating or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the repayment, redemption or retirement of Funded Debt of EPB Operating or any Subsidiary, or (B) investment in another Principal Property.

However, notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv) above; provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the notes) secured by Liens upon Principal Properties not excepted by clauses (i) through (xiv) of the covenant described above under “— Limitation on Liens,” do not exceed 15% of the Consolidated Net Tangible Assets.

Definitions

“Board of Directors” means:

(a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(b) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(c) with respect to a limited liability company, the managing member or members or any controlling committee of managers or members thereof or any board or committee serving a similar management function; and

(d) with respect to any other Person, the individual or board or committee of such Person serving a management function similar to those described in clauses (a), (b) or (c) of this definition.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of EPB and its Subsidiaries taken as a whole to any “person” or “group” of related persons as such terms are used in Sections 13(d) and 14(d) of the Exchange Act (regardless of whether otherwise in compliance with the provisions of the indenture);

(2) the approval by the holders of Capital Stock of EPB of any plan or proposal for the liquidation or dissolution of EPB;

(3) such time as no member of the El Paso Group continues to own, directly or indirectly, the general partner interests of EPB, or no member or members of the El Paso Group continue to serve as the only general partner or partners of EPB; and

(4) EPB fails to own directly or indirectly 100% of the Capital Stock of EPB Operating.

Notwithstanding the foregoing, a conversion of EPB from a limited partnership to a corporation, limited liability company or other form of entity or an exchange of all of the outstanding limited partnership interests for Capital Stock in another person shall not constitute a Change of Control, so long as following such conversion or exchange the El Paso Group beneficially owns, directly or indirectly, in the aggregate more than 50% of the Voting Stock of such entity, or continues to own a sufficient number of the outstanding shares of Voting Stock of such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity.

“Change of Control Triggering Event” means the first day on which both of the following conditions have been satisfied:

(1) a Change of Control has occurred; and

(2) (x) a Rating Decline has occurred during a period that (a) begins on the earlier of (i) the date of consummation of a Change of Control, (ii) the date of public notice of the occurrence of a Change of Control or (iii) the date of public notice of the intention by EPB to effect a Change of Control and (b) ends on the 90th day after the date of consummation of such Change of Control and (y) immediately after the occurrence of such Rating Decline, the notes do not have an Investment Grade Rating from at least two Rating Agencies.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of EPB Operating and its consolidated Subsidiaries for the most recently completed fiscal quarter of EPB Operating, prepared in accordance with GAAP.

“Debt” means any obligation created or assumed by any Person for the repayment of borrowed money.

“El Paso” means El Paso Corporation, a Delaware corporation, and its successors.

“El Paso Group” means, collectively, (a) El Paso, (b) each Person of which El Paso is a direct or indirect Subsidiary and (c) each Person which is a direct or indirect Subsidiary of any Person described in clause (a) or (b) of this definition.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fitch” means Fitch Inc. or any successor to the rating agency business thereof.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all

Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in (1) the Financial Accounting Standards Board Accounting Standards Codification and any related Accounting Standards Updates by the Financial Accounting Standards Board, (2) such other statements by such other entity as are approved by a significant segment of the accounting profession and (3) the rules and regulations of the SEC governing the inclusion of financial statements in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC. All computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Issue Date” means the first date on which any notes are issued, authenticated and delivered under the indenture.

“Lien” means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, regardless of whether filed, recorded or perfected under applicable law.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Parent Guarantee” means the guarantee by EPB of the obligations of EPB Operating under the indenture and the notes, pursuant to the guarantee provisions of the indenture.

“Permitted Liens” means (i) Liens upon rights-of-way for pipeline purposes; (ii) any governmental Lien, mechanics’, materialmen’s, carriers’ or similar Lien incurred in the ordinary course of business that is not yet due or that is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by EPB Operating or any of its Subsidiaries in good faith; (v) Liens of, or to secure performance of, leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (vii) any Lien upon property or assets acquired or sold by EPB Operating or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by EPB Operating or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; or (x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control, or similar revenue bonds.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means (a) any pipeline assets of EPB Operating or any of its Subsidiaries, including any related facilities employed in the transportation, distribution or marketing of natural gas, that is located in the United States of America or Canada, and (b) any processing or manufacturing plant owned or leased by EPB Operating or any of its Subsidiaries and located within the United States of America or Canada, except, in the case of either clause (a) or (b), any such assets or plant which, in the opinion of the Board of Directors of EPB Operating, is not material in relation to the activities of EPB Operating and its Subsidiaries as a whole.

“Rating Agency” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of EPB Operating’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by EPB as a replacement agency for Moody’s, S&P or Fitch, or all, as the case may be.

“Rating Decline” means at any time, (a) if at such time, three Rating Agencies are continuing to rate the notes, more than one of such Rating Agencies at such time shall decrease its rating of the notes to a rating below its rating of the notes as of the Issue Date, (b) if fewer than three Rating Agencies are continuing to provide ratings for the notes at such time, any of the Rating Agencies rating the notes at such time shall decrease its rating of the notes to a rating below its rating of the notes as of the Issue Date, or (c) the absence of any ratings of the notes at such time by any Rating Agency.

“Restricted Subsidiary” means any Subsidiary of EPB Operating owning or leasing any Principal Property.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale-Leaseback Transaction” means the sale or transfer by EPB Operating or any Restricted Subsidiary of any Principal Property to a Person (other than EPB Operating or a Subsidiary) and the taking back by EPB Operating or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association or other business entity of which more than 50% of the total voting power of the Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person; and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, (b) the only general partners of which are such Person or one or more of its Subsidiaries, or (c) of which more than 50% of the partners’ capital interests (considering all partners’ capital interests as a single class) is owned by such Person or one or more of its Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

Defeasance

The defeasance provisions of the indenture described in the accompanying base prospectus will apply to the notes. In particular, EPB Operating may, at its option and at any time, elect to have its obligations released with respect to the provisions of the indenture described above under “— Additional Covenants,” and thereafter any omission to comply with such obligations or provisions will not constitute a Default or Event of Default. In the event Covenant Defeasance occurs in accordance with the indenture, the Events of Default described under clauses (3) under the caption “Description of Debt Securities of El Paso Pipeline Partners Operating Company, L.L.C. — Events of Default” in the accompanying base prospectus in each case, will no longer constitute an Event of Default with respect to the notes.

Concerning the Trustee

HSBC Bank USA, National Association is the trustee under the indenture and has been appointed by EPB Operating as initial registrar and paying agent with regard to the notes.

Notices

Notices to holders of notes will be given by mail to the holder’s address as it appears in the notes register.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to El Paso Pipeline Partners, L.P., El Paso Building, 1001 Louisiana Street, Houston, Texas 77002, Telephone: (713) 420-2600, Facsimile: (713) 420-5043, Attention: Legal Department.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States of America), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe) (“Euroclear”), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

None of us, the underwriters nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC’s system in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC’s system, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice; or

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations and, in the case of a non-U.S. holder (as defined below), U.S. federal estate tax considerations, that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances (see “Description of Notes — Optional Redemption”), we may elect to or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made.

It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

The following discussion assumes that you have not made the election to include all interest that accrues on a note in gross income on a constant yield basis.

Taxation of Interest

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for United States federal income tax purposes.

Disposition of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between: the proceeds you receive (excluding any proceeds attributable to accrued but unpaid stated interest, which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of principal and interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by you unless, in each case, you are an exempt recipient such as a corporation. Backup withholding may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information.

The applicable backup withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28% (but this rate is scheduled to increase to 31% effective January 1, 2011). Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Tax Consequences to Non-U.S. Holders

Except as otherwise modified for U.S. federal estate tax purposes, you are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes and you are an individual, corporation, estate or trust and are not a U.S. holder (as defined above).

U.S. Federal Withholding Tax

Payments to you of interest on the notes generally will be exempt from U.S. federal withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of our capital or profits interests (including by reason of your ownership of 10% or more of the capital or profits interests in El Paso Pipeline Partners, L.P.);

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty (in which case, you generally will be required to provide a U.S. taxpayer identification number), or the payments of interest are effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “— Income or Gain Effectively Connected with a U.S. Trade or Business.”)

Disposition of Notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “— Income or Gain Effectively Connected with a U.S. Trade or Business”. If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the notes or gain from the sale, redemption, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates in generally the same manner as if you were a U.S. holder. Effectively connected interest income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W-8ECI (or successor form). If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding generally will not apply to payments to you of interest on a note if the certification requirements described in “Tax Consequences to Non-U.S. Holders — U.S. Federal Withholding Tax” are met or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition (including a retirement or redemption) of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

U.S. Federal Estate Tax

If you are an individual and are not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, the notes will not be included in your estate for U.S. federal estate tax purposes provided, at the time of your death, interest on the notes qualifies for the portfolio interest exemption under the rules described above without regard to the certification requirement.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Morgan Stanley & Co. Incorporated, RBS Securities Inc., BNP Paribas Securities Corp. and Scotia Capital (USA) Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal
Amount of Notes

Morgan Stanley & Co. Incorporated	$85,000,000
RBS Securities Inc.	85,000,000
BNP Paribas Securities Corp.	85,000,000
Scotia Capital (USA) Inc.	85,000,000
RBC Capital Markets Corporation	28,334,000
SG Americas Securities, LLC	28,333,000
UniCredit Capital Markets, Inc.	28,333,000

Total	$425,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering prices less a concession not to exceed 0.60% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.30% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us

Per note	1.00%

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses for this offering will be $1.0 million, excluding underwriters’ discounts and commissions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

Certain of the underwriters have performed investment banking and advisory services for both EPB and EPB Operating from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Specifically, Morgan Stanley Bank, an affiliate of Morgan Stanley & Co. Incorporated; The Royal Bank of Scotland plc, an affiliate of RBS Securities Inc.; BNP Paribas, an affiliate of BNP Paribas Securities Corp.; The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc.; Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation; and Société Générale, an affiliate of SG Americas Securities, LLC, are each lenders under our revolving credit facility.

LEGAL MATTERS

The validity of the notes in this offering will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of El Paso Pipeline Partners, L.P. appearing in El Paso Pipeline Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein), and the effectiveness of El Paso Pipeline Partners, L.P.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of El Paso Pipeline Partners, L.P. appearing in El Paso Pipeline Partners, L.P.’s Current Report on Form 8-K dated January 8, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Natural Gas Company appearing in El Paso Pipeline Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference, which is based in part on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and EPB have filed a registration statement with the SEC under the Securities Act that registers the securities offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us and EPB. We are not a reporting company under the Securities Exchange Act of 1934. However, EPB files annual, quarterly, and current reports, proxy statements and other information with the SEC. You can read and copy any materials EPB files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information EPB files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

EPB’s home page is located at http://www.eppipelinepartners.com/. EPB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available free of charge through EPB’s web site as soon as reasonably practicable after those reports or filings are electronically filed or furnished to the SEC. Information on EPB’s web site or any other web site is not incorporated by reference in this prospectus supplement and does not constitute a part of this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus supplement information EPB files with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and later information that EPB files with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings EPB makes with the SEC, excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed, until we close this offering:

•	EPB’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010; and

•	Current Reports on Form 8-K filed on January 11, 2010, January 14, 2010 and March 25, 2010.

You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

El Paso Pipeline Partners, L.P.
1001 Louisiana Street
Houston, Texas 77002
Attention: Investor Relations
Telephone: (713) 420-2600

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors and transporters;

•	changes in the availability and cost of capital, including limited access to capital markets;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus supplement.

You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying base prospectus or the documents we incorporate by reference. Our actual results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, the matters discussed in “Risk Factors” beginning on page S-12 of this prospectus supplement, beginning on page 4 of the accompanying base prospectus and in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. We undertake no responsibility to update forward-looking statements for changes related to these or any other factors that may occur subsequent to this filing for any reason.

INDEX TO FINANCIAL STATEMENTS

El Paso Pipeline Partners, L.P. Unaudited Pro Forma Condensed Consolidated Financial Statements	F-1
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-6

F-i

El Paso Pipeline Partners, L.P.

Unaudited Pro Forma Condensed Consolidated Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008 and 2007

Introduction

On March 24, 2010, EPB and EPB Operating entered into an agreement to acquire a 51 interest in each of SLNG and Elba Express from El Paso for aggregate consideration of $810.0 million. EPB will finance the acquisition by using the net proceeds from this offering and approximately $236 million of cash-on-hand from its January 2010 public offering of common units, issuing 5,346,251 additional EPB common units to El Paso, using the proceeds of $2 million in borrowings under our revolving credit facility and using the proceeds of a $3 million capital contribution to EPB by El Paso Pipeline GP Company, L.L.C. (to allow it to maintain its two percent general partner interest in EPB).

The unaudited pro forma condensed consolidated financial statements as of December 31, 2009 and for the years ended December 31, 2009, 2008 and 2007 are based upon the historical consolidated financial statements of EPB, SLNG and Elba Express. These unaudited pro forma condensed consolidated financial statements reflect the effects of the EPB’s consolidation of SLNG and Elba Express following the SLNG/Elba Express Acquisition, as well as directly related financing transactions. Following the contribution, EPB has the ability to control SLNG’s and Elba Express’ operating and financial decisions and policies, and will consolidate SLNG and Elba Express in its financial statements. EPB has reflected this transaction as a change in reporting entity and accounted for the transaction as a reorganization of entities under common control. Accordingly, the unaudited pro forma condensed consolidated balance sheet was based on the historical carrying values of SLNG’s and Elba Express’ assets and liabilities and the unaudited pro forma condensed consolidated statements of income reflect 100 percent of the historical results of operations of SLNG and Elba Express in all periods presented (with 49 percent attributable to El Paso as noncontrolling interests).

The pro forma adjustments have been prepared as if the transaction occurred as of December 31, 2009, in the case of the unaudited pro forma condensed consolidated balance sheet, and as of January 1, 2007, in the case of the unaudited pro forma condensed consolidated statements of income. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the related notes and the historical audited consolidated financial statements filed in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009.

The pro forma adjustments to the historical financial statements are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. However, we believe that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable. We have reflected those items expected to have a continuing impact on EPB. We believe that the assumptions give appropriate effect to the expected impact of events that are directly attributable to the SLNG/Elba Express Acquisition and the resulting consolidation of these entities in EPB’s financial statements as well as directly related financing transactions. Since the consolidation of SLNG and Elba Express is directly attributable to the SLNG/Elba Express Acquisition, the unaudited pro forma condensed consolidated statements of income reflect 100 percent of the historical results of operations of SLNG and Elba Express in all periods presented (with 49 percent attributable to El Paso as noncontrolling interests).

Pro forma results do not include operating results from the SLNG Elba Phase IIIA Expansion and the Elba Express Pipeline since they were not placed into service until March 1, 2010.

El Paso Pipeline Partners, L.P.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2009

	Historical			Pro Forma
	EPB	SLNG	Elba Express	Adjustments		Pro Forma
	(in millions)

ASSETS
Current assets
Cash and cash equivalents	$17.4	$—	$18.9	$236.1	(f)	$36.4
				422.0	(g)
				3.0	(j)
				(661.0	)(i)

Other	148.6	88.6	0.2	(69.3	)(a)	162.1
				(6.0	)(c)

Total current assets	166.0	88.6	19.1	(75.2)		198.5
Property, plant and equipment, at cost	2,672.2	657.2	568.7			3,898.1
Less accumulated depreciation and amortization	653.7	134.5	—			788.2

Total property, plant and equipment, net	2,018.5	522.7	568.7			3,109.9
Other assets
Investments in unconsolidated affiliates	417.5	—	—			417.5
Other	66.2	37.7	8.5	(0.3	)(a)	117.6
				5.5	(g)

	483.7	37.7	8.5	5.2		535.1

Total assets	$2,668.2	$649.0	$596.3	$(70.0)		$3,843.5

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities	$109.6	$26.3	$71.3	(12.1	)(a)	145.0
				(50.1	)(d)
Long-term debt and other financing obligations, less current maturities	1,357.6	135.0	133.8	428.0	(g)	2,054.4
Other long-term liabilities	39.4	69.0	—	(57.5	)(a)	50.9

	1,397.0	204.0	133.8	370.5		2,105.3
Commitments and contingencies
Partners’ capital
EPB/SLNG/Elba Express partners’ capital	818.2	418.7	391.2	(6.0	)(c)	831.4
				50.1	(d)
				236.1	(f)
				3.0	(j)
				(661.0	)(i)
				(418.4	)(e)
				(0.5	)(g)

Noncontrolling interests	343.4	—	—	418.4	(e)	761.8

Total partners’ capital	1,161.6	418.7	391.2	(378.3)		1,593.2

Total liabilities and partners’ capital	$2,668.2	$649.0	$596.3	$(70.0)		$3,843.5

El Paso Pipeline Partners, L.P.

Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2009

	Historical			Pro Forma
	EPB	SLNG	Elba Express	Adjustments		Pro Forma(1)
	(in millions, except unit and per unit amounts)

Operating revenues	$537.6	$72.3	$—	$—		$609.9
Operating expenses
Operation and maintenance	154.4	25.7	—			180.1
Depreciation and amortization	67.0	7.0	—			74.0
Taxes, other than income taxes	23.7	4.2	—			27.9

	245.1	36.9	—	—		282.0

Operating income	292.5	35.4	—	—		327.9
Earnings from unconsolidated affiliates	53.4	—	—			53.4
Other income, net	5.6	23.0	17.6	(9.2	)(b)	37.0
Interest and debt (expense)/income, net	(73.7)	(5.0)	11.5	(29.2	)(h)	(96.4)
Affiliated interest income, net	1.7	1.2	—	(1.3	)(c)	1.6

Income before income taxes	279.5	54.6	29.1	(39.7)		323.5
Income taxes	—	21.2	—	(21.2	)(b)	—

Net income	279.5	33.4	29.1	(18.5)		323.5
Net income attributable to noncontrolling interests	(66.0)	—	—	(35.9	)(e)	(101.9)

Net income attributable to El Paso Pipeline Partners, L.P.	$213.5	$33.4	$29.1	$(54.4)		$221.6

Net income attributable to El Paso Pipeline Partners, L.P. per limited partner unit — Basic and Diluted:
Common units	$1.64					$1.51
Subordinated units	$1.56					$1.47
Weighted average limited partner units outstanding — Basic and Diluted:
Common units	91.8					107.0
Subordinated units	27.7					27.7

(1) Pro forma results do not include operating results from the SLNG Elba Phase IIIA Expansion and the Elba Express Pipeline since they were not placed into service until March 1, 2010.

El Paso Pipeline Partners, L.P.

Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2008

	Historical			Pro Forma
	EPB	SLNG	Elba Express	Adjustments		Pro Forma(1)
	(in millions, except unit and per unit amounts)

Operating revenues	$457.2	$67.6	$—	$—		$524.8
Operating expenses
Operation and maintenance	147.2	25.4	—	—		172.6
Depreciation and amortization	58.6	6.8	—	—		65.4
Taxes, other than income taxes	21.6	3.5	—	—		25.1

	227.4	35.7	—	—		263.1

Operating income	229.8	31.9	—	—		261.7
Earnings from unconsolidated affiliates	32.9	—	—	—		32.9
Other income, net	9.7	10.9	2.7	(4.4	)(b)	18.9
Interest and debt (expense)/income, net	(61.6)	3.1	1.4	(29.3	)(h)	(86.4)
Affiliated interest income, net	23.2	1.3	2.4	(3.3	)(c)	23.6

Income before income taxes	234.0	47.2	6.5	(37.0)		250.7
Income taxes	—	18.3	—	(18.3	)(b)	—

Net income	234.0	28.9	6.5	(18.7)		250.7
Net income attributable to noncontrolling interests	(62.4)	—	—	(22.5	)(e)	(84.9)

Net income attributable to El Paso Pipeline Partners, L.P.	$171.6	$28.9	$6.5	$(41.2)		$165.8

Net income attributable to El Paso Pipeline Partners, L.P. per limited partner unit — Basic and Diluted:
Common units	$1.26					$1.02
Subordinated units	$1.12					$0.91
Weighted average limited partner units outstanding — Basic and Diluted:
Common units	64.2					79.5
Subordinated units	27.7					27.7

(1)	Pro forma results do not include operating results from the SLNG Elba Phase IIIA Expansion and the Elba Express Pipeline since they were not placed into service until March 1, 2010.

El Paso Pipeline Partners, L.P.

Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2007

	Historical			Pro Forma
	EPB	SLNG	Elba Express	Adjustments		Pro Forma(2)
	(in millions, except unit and per unit amounts)

Operating revenues	$418.1	$68.1	$—	$—		$486.2
Operating expenses
Operation and maintenance	144.2	24.6	—	—		168.8
Depreciation and amortization	46.7	6.8	—	—		53.5
Taxes, other than income taxes	19.4	3.1	—	—		22.5

	210.3	34.5	—	—		244.8

Operating income	207.8	33.6	—	—		241.4
Earnings from unconsolidated affiliates	4.1	—	—			4.1
Other income, net	11.0	1.7	0.9	(0.9	)(b)	12.7
Interest and debt (expense)/income, net	(51.1)	0.6	0.5	(29.3	)(h)	(79.3)
Affiliated interest income, net	41.7	1.8	—	(4.7	)(c)	38.8

Income before income taxes	213.5	37.7	1.4	(34.9)		217.7
Income taxes	44.1	14.7	—	(14.7	)(b)	44.1

Income from continuing operations	169.4	23.0	1.4	(20.2)		173.6
Income from continuing operations attributable to noncontrolling interests	(44.9)	—	—	(16.5	)(e)	(61.4)

Income from continuing operations attributable to El Paso Pipeline Partners, L.P.	$124.5	$23.0	$1.4	$(36.7)		$112.2

Income from continuing operations attributable to El Paso Pipeline Partners, L.P. per limited partner unit — Basic and Diluted:(1)
Common units	$0.11					$0.08
Subordinated units	$0.11					$0.08
Weighted average limited partner units outstanding — Basic and Diluted:
Common units	57.2					72.4
Subordinated units	27.7					27.7

(1)	Amounts are calculated from the date of the initial public offering to December 31, 2007.

(2)	Pro forma results do not include operating results from the SLNG Elba Phase IIIA Expansion and the Elba Express Pipeline since they were not placed into service until March 1, 2010.

EL PASO PIPELINE PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Historical

EPB’s historical condensed consolidated balance sheet as of December 31, 2009 and historical condensed consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 are derived from the annual audited consolidated financial statements included in EPB’s Annual Report on Form 10-K for the year ended December 31, 2009. SLNG’s and Elba Express’ historical condensed consolidated balance sheet as of December 31, 2009 and historical condensed consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 are derived from the SLNG and Elba Express accounting records.

Pro Forma Adjustments

Acquisition of 51 percent interests in SLNG and Elba Express and Consolidation

The historical amounts as of December 31, 2009 and for the years ended December 31, 2009, 2008 and 2007 have been adjusted to reflect the consolidation of SLNG and Elba Express for the pending acquisition by EPB of 51 percent member interests in each of SLNG and Elba Express from El Paso. EPB has reflected this transaction as a change in reporting entity and has accounted for the transaction as a reorganization of entities under common control. Due to the change in reporting entity, the unaudited pro forma condensed consolidated statements of income reflect 100 percent of the historical results of operations of SLNG and Elba Express in all periods presented (with 49 percent attributable to El Paso as noncontrolling interests). EPB has also reflected the pro forma effects of directly related offering and financing transactions to the contribution as well as pro forma effects to reflect SLNG as a non-taxable entity in each period presented. Each of these adjustments is further described below:

Change in Legal Structure

On February 4, 2010, SLNG, which was previously a corporation, converted into a Delaware limited liability company and is no longer subject to income taxes. Accordingly, the following adjustments reflect the elimination of income taxes and certain other related tax balances from SLNG:

(a) Reflects an adjustment to eliminate tax asset and liability balances from SLNG’s historical condensed consolidated balance sheet. These balances were settled with El Paso through its cash management program.

(b) Reflects an adjustment to eliminate income tax and certain other income related to the tax effect of the equity portion of capital costs from SLNG’s historical condensed consolidated statements of income.

Consolidation Transactions

Following the acquisition of a 51 percent member interest in each SLNG and Elba Express from El Paso, EPB will have the ability to control the operating and financial decisions and policies of both entities. Accordingly, the following adjustments reflect the effects of EPB’s consolidation of SLNG and Elba Express.

(c) Reflects an adjustment to (i) distribute SLNG’s remaining balance in the El Paso cash management program balance to El Paso and (ii) reflect the interest impact of the net change to the December 31, 2009 notes receivable balance from El Paso under its cash management program. Subsequent to the acquisition, SLNG will no longer participate in El Paso’s cash management program.

(d) Reflects a capital contribution from El Paso to eliminate Elba Express’ affiliate payable balance not assumed in the acquisition.

(e) Reflects an adjustment to record El Paso’s 49 percent noncontrolling interest in SLNG and Elba Express. El Paso’s 49 percent noncontrolling interest in SLNG has been calculated based upon SLNG’s income before income taxes, and adjusted to exclude other eliminated related tax items discussed above, due to the conversion of SLNG into a limited liability company.

Offering and Financing Transactions

In January 2010, EPB publicly issued 9,862,500 common units and issued 201,404 general partner units to El Paso for net proceeds of $236.1 million. These net proceeds, combined with the estimated $420.0 million in net proceeds from new debt, the issuance of 5,346,251 additional EPB common units to El Paso and the proceeds of a $3 million capital contribution to EPB by El Paso Pipeline GP Company, L.L.C. (to allow it to maintain its two percent general partner interest in EPB) are expected to be used to acquire the 51 percent interests in SLNG and Elba Express. The following adjustments reflect these financing transactions:

(f) Reflects the issuance of 9,862,500 common units and 201,404 general partner units for net proceeds of $236.1 million from the January 2010 unit issuance.

(g) Reflects the issuance of the $425 million notes in this offering for estimated net proceeds of $420.0 million noted above and the proceeds of approximately $3 million in borrowings under our revolving credit facility as consideration for the SLNG/Elba Express Acquisition ($2 million) and to pay for related expenses ($1 million).

(h) Reflects an adjustment to interest expense related to the debt issuance discussed in (g) and amortization of the debt issuance costs. The adjustment to interest expense was calculated using a fixed rate of 6.75%. The impact on interest expense due to a 0.25% or 1.00% change in the interest rate is $1.1 million and $4.3 million annually, respectively.

(i) Reflects the issuance of $149 million of common units to El Paso, the $435 million book value of EPB’s 51 percent investment in SLNG and Elba Express, and the excess of purchase price over book value reflected as a general partner distribution of $375 million, for a net cash payment of $661 million.

(j) Reflects the issuance of 109,107 general partner units to El Paso Pipeline GP Company, L.L.C. for net proceeds of $3.0 million in connection with the issuance of common units as partial consideration for the acquisition of interests in SLNG and Elba Express. This issuance allows El Paso Pipeline GP Company, L.L.C. to maintain its two percent general partner interest in EPB.

Pro Forma Earnings Per Unit

Pro forma net income attributable to EPB per limited partner unit is computed by dividing the pro forma net income attributable to EPB that would have been allocated to the common and subordinated unitholders by the number of common and subordinated units which would have been outstanding had this transaction occurred on the date of our initial public offering in November 2007. Due to the change in reporting entity, the unaudited pro forma condensed consolidated statements of income reflect 100 percent of the historical results of operations of SLNG and Elba Express in all periods presented (with 49 percent attributable to El Paso as noncontrolling interests). Common units used in this calculation reflect the historical weighted average units outstanding in each period adjusted for (i) 9,862,500 common units publicly issued in January 2010 as well as (ii) the 5,346,251 common units issued to El Paso as partial consideration for the acquisition of 51 percent interests in SLNG and Elba Express. Additionally, for the purpose of this calculation, 27,727,411 subordinated units have been outstanding since EPB’s initial public offering. In determining pro forma net income attributable to EPB per limited partner unit, EPB has reflected assumed cash distributions which would have been payable to unitholders under EPB’s partnership agreement as if the units directly attributable to this transaction had been outstanding since EPB’s initial public offering. The pro forma net income attributable to EPB per limited partner unit calculations are performed without regard to arrearages.

PROSPECTUS

EL PASO PIPELINE PARTNERS, L.P.
Common Units Representing Limited Partner Interests
Debt Securities

EL PASO PIPELINE PARTNERS OPERATING
COMPANY, L.L.C.
Debt Securities

El Paso Pipeline Partners, L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in El Paso Pipeline Partners, L.P. El Paso Pipeline Partners, L.P. common units are listed for trading on the New York Stock Exchange under the symbol “EPB.”

El Paso Pipeline Partners, L.P. may, in one or more offerings, offer and sell its debt securities, which may be fully and unconditionally guaranteed by one or more of our subsidiaries. We will provide information in the related prospectus supplement for the trading market, if any, for any debt securities El Paso Pipeline Partners, L.P. may offer.

El Paso Pipeline Partners Operating Company, L.L.C. may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by El Paso Pipeline Partners, L.P., and may be so guaranteed by one or more of our subsidiaries. We will provide information in the related prospectus supplement for the trading market, if any, for any debt securities El Paso Pipeline Partners Operating Company, L.L.C. may offer.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change information contained in this prospectus.

You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Investing in our common units involves a high degree of risk. Limited partnerships are inherently different from corporations. For a discussion of the factors you should consider before deciding to purchase our common units, please see “Risk Factors,” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2010.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

i

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

In this prospectus, references to “EPB” mean El Paso Pipeline Partners, L.P. Unless context requires otherwise, references to “we,” “us” and “our” mean El Paso Pipeline Partners, L.P. and its consolidated subsidiaries, including El Paso Pipeline Partners Operating Company, L.L.C. References to “EPB Operating” mean El Paso Pipeline Partners Operating Company, L.L.C.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors and transporters;

•	changes in the availability and cost of capital, including limited access to capital markets;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying base prospectus or the documents we incorporate by reference. Our actual results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, the matters discussed in “Risk Factors” beginning on page 4 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. We undertake no responsibility to update forward-looking statements for changes related to these or any other factors that may occur subsequent to this filing for any reason.

ABOUT EL PASO PIPELINE PARTNERS, L.P.
AND
EL PASO PIPELINE PARTNERS OPERATING COMPANY, L.L.C.

EPB is a Delaware master limited partnership formed in November 2007 by El Paso Corporation (“El Paso”) to own and operate natural gas transportation pipelines and storage assets. EPB conducts its operations through EPB Operating, its wholly owned subsidiary. We conduct our business activities through various natural gas pipeline systems and storage facilities, including the Wyoming Interstate Company, Ltd. (“WIC”) system, a 58 percent general partner interest in Colorado Interstate Gas Company (“CIG”) and a 25 percent general partner interest in Southern Natural Gas Company (“SNG”). WIC is an interstate pipeline transportation business primarily located in Wyoming, Utah and Colorado. CIG is an interstate pipeline transportation business that extends from production areas in the U.S. Rocky Mountain region to interconnection points on pipelines transporting gas to the Midwest and to market areas in the Front Range of Colorado and Wyoming. SNG is an interstate pipeline transportation business that extends from production fields in the southern U.S. and the Gulf of Mexico to market areas across the Southeast.

In November 2007, we completed an initial public offering of our common units, issuing 28.8 million common units to the public. In conjunction with our formation, El Paso contributed to us 100 percent of WIC, as well as 10 percent general partner interests in each of CIG and SNG. In September 2008, we acquired from El Paso an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG. On July 24, 2009, we acquired an additional 18 percent general partner interest in CIG from El Paso.

Our systems transport and store natural gas for local distribution companies, other natural gas distribution and industrial companies, electric generation companies, natural gas producers, other natural gas pipelines and natural gas marketing and trading companies. Our systems do not take title to the natural gas transported or stored for our customers, which mitigates our direct commodity price risk. The rates our systems charge are regulated by the Federal Energy Regulatory Commission (“FERC”).

El Paso Pipeline GP Company, L.L.C., our general partner, has sole responsibility for conducting our business and for managing our operations.

Our principal executive offices are located at the El Paso Building, 1001 Louisiana Street, Houston, Texas 77002 and our telephone number is (713) 420-2600.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider the risk factors included in our most-recent annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of securities registered pursuant to this registration statement for general partnership purposes, which may include, among other things:

•	the repayment of outstanding indebtedness;

•	working capital;

•	capital expenditures; and

•	acquisitions.

The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges for us for each of the periods indicated:

	For the Year Ended December 31,
	2009		2008		2007		2006		2005

Ratio of earnings to fixed charges	4.5	x	4.4	x	4.2	x	4.5	x	4.5x

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges; less

•	allowance for funds used during construction.

Fixed charges means the sum of the following:

•	interest costs;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Material Provisions of Our Partnership Agreement.”

Our common units are listed for trading on the New York Stock Exchange under the symbol “EPB.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	executes and agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to the officers of our general partner and any liquidator of us as specified in our partnership agreement;

•	gives the consents, covenants, representations and approvals contained in our partnership agreement; and certifies:

•	that the transferee is an individual or is an entity subject to U.S. federal income taxation on the income generated by us; or

•	that, if the transferee is an entity not subject to U.S. federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to U.S. federal income taxation on the income generated by us.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a properly completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will not have voting rights;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a properly completed transfer application to the transfer agent. Please read “Material Provisions of Our Partnership Agreement — Status as Limited Partner.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business, including necessary maintenance capital expenditures;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, all cash on hand on the date of determination resulting from cash received after the end of that quarter in respect of our ownership interests in SNG (or similar persons) and attributable to their operations during that quarter; and

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from Working Capital Borrowings made subsequent to the end of such quarter.

Working Capital Borrowings are generally borrowings that are made under a credit facility or another arrangement, are used solely for working capital purposes or to pay distributions to unitholders and are intended to be repaid within 12 months.

Intent to Distribute Minimum Quarterly Distribution

We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.28750 per unit, or $1.15 per unit per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution are determined by our general partner, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement.

General Partner Interest and Incentive Distribution Rights

Our general partner is currently entitled to two percent of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest is represented by general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s two percent interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its two percent general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50 percent, of the cash we distribute from operating surplus (as defined below) in excess of $0.33063 per unit per quarter. The maximum distribution of 50 percent includes distributions paid to our general partner on its two percent general partner interest and assumes that our general partner maintains its general partner interest at two percent. The maximum distribution of 50 percent does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus in the partnership agreement and for any period it generally means:

•	$50 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering (other than pursuant to the next bullet), excluding cash from interim capital transactions (as defined below); plus

•	all of our cash receipts after the end of a quarter but before the date of determination resulting from cash distributions paid on our ownership interest in SNG or similar persons (excluding any such amounts constituting either (i) cash proceeds from the balance of notes receivable outstanding as of the closing of our initial public offering under cash management agreements between El Paso and SNG or such other person, or (ii) the proceeds from interim capital transactions at SNG or such other person); plus

•	Working Capital Borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or improvement (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; less

•	our Operating Expenditures (as defined below) after the closing of our initial public offering, including maintenance capital expenditures (including capital contributions to SNG or similar persons to be used by them for maintenance capital expenditures); less

•	the amount of cash reserves established by our general partner to provide funds for future Operating Expenditures; less

•	all Working Capital Borrowings not repaid within twelve months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $50 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions we receive from non-operating sources.

If a Working Capital Borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such Working Capital Borrowing is in fact repaid, it will not be treated as a further reduction to operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define Operating Expenditures in the partnership agreement, and it generally means all of our expenditures, including, but not limited to, taxes, payments to our general partner, reimbursement of expenses incurred by our general partner or its affiliates on our behalf, non-pro rata purchases of units, interest payments, payments made in the ordinary course of business under interest rate swap agreements and commodity hedge contracts, repayments of Working Capital Borrowings and maintenance capital expenditures, provided that Operating Expenditures will not include:

•	repayment of Working Capital Borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than Working Capital Borrowings;

•	expansion capital expenditures;

•	investment capital expenditures, including additional capital contributions to SNG or similar persons to be used by SNG or similar persons for investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions (as defined below);

•	distributions to our partners (including distributions in respect of our Class B units and incentive distribution rights); or

•	non-pro rata purchases of units of any class made with the proceeds of an interim capital transaction.

Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes or our asset base. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets are treated as operations and maintenance expenses as we incur them. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction, improvement or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding commitment or commence constructing or developing a replacement asset and ending on the earlier to occur of the date any such replacement asset commences commercial service or the date it is abandoned or disposed of (which will include any such amounts included in the account known as the allowance for funds used during construction (AFUDC) maintained by WIC in accordance with FERC regulations). Maintenance capital expenditures include contributions made by us to SNG or similar persons to be used by them for maintenance capital expenditures. Capital expenditures made solely for investment purposes are not considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures made to increase the long-term operating capacity of our assets or our asset base whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline, compression equipment or storage capacity, to the extent such capital expenditures are expected to expand for the long-term either our operating capacity or asset base. Expansion capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of (which includes any such amounts included in the account known as the allowance for funds used during construction (AFUDC) maintained by WIC in accordance with FERC regulations). Expansion capital expenditures include contributions made by us to SNG or similar persons to be used by them for expansion capital expenditures. Capital expenditures made solely for investment purposes are not considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand for the long-term our operating capacity or asset base. Investment capital expenditures include contributions made by us to SNG or similar persons to be used by them for investment capital expenditures.

As described above, none of our investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as additional pipelines, compression equipment or storage capacity) in respect of the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus.

Pursuant to our partnership agreement, capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes are allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner, with the concurrence of our conflicts committee.

Capital Surplus

We also define capital surplus in the partnership agreement and in “— Characterization of Cash Distributions” below, and it will generally be generated only by the following, which we call “interim capital transactions”:

•	borrowings other than Working Capital Borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified therein;

•	capital contributions received by us or, in the case of any partially owned entity such as SNG, from the unaffiliated partner(s) or other owner(s) of such entity; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $50 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that enables us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from interim capital transactions, that would otherwise be distributed as capital surplus. We have not and we do not anticipate that we will make any distributions from capital surplus. The characterization of cash distributions as operating surplus versus capital surplus does not result in a different impact to unitholders for federal tax purposes. Please read “Material Tax Considerations — Tax Consequences of Unit Ownership — Treatment of Distributions” for a discussion of the tax treatment of cash distributions.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.28750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages are paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there is available cash to be distributed on the common units.

Subordination Period

The subordination period will extend until the first business day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units

Notwithstanding the foregoing, the subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis on the first business day following the distribution of available cash to partners in respect of any quarter ending on or after December 31, 2008 that each of the following occurs:

•	distributions of available cash from operating surplus on each outstanding common unit, subordinated unit and general partner unit equaled or exceeded $0.43125 per quarter (150 percent of the minimum quarterly distribution) for each quarter in the four-quarter period immediately preceding the date;

•	the “adjusted operating surplus” (as defined below) generated during each quarter in the four-quarter period immediately preceding the date equaled or exceeded $0.43125 per unit (150 percent of the minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Because El Paso owns a controlling number of our common units, it is unlikely that our general partner will be removed.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes the $50 million “basket” included as a component of operating surplus and net drawdowns of reserves of cash generated in prior periods. We define adjusted operating surplus in the partnership agreement and for any period it generally means:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in Working Capital Borrowings with respect to that period; less

•	any net decrease in cash reserves for Operating Expenditures with respect to that period not relating to an Operating Expenditure made with respect to that period; plus

•	any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the following bullet point; plus

•	any net decrease in Working Capital Borrowings with respect to that period; plus

•	any net increase in cash reserves for Operating Expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98 percent to the common unitholders, pro rata, and two percent to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98 percent to the common unitholders, pro rata, and two percent to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98 percent to the subordinated unitholders, pro rata, and two percent to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its two percent general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98 percent to all unitholders, pro rata, and two percent to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its two percent general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner was initially entitled to two percent of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its two percent general partner interest if we issue additional units. Our general partner’s two percent interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its two percent general partner interest. Our general partner is entitled to make a capital contribution in order to maintain its two percent general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13 percent, 23 percent and 48 percent) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its two percent general partner interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98 percent to all unitholders, pro rata, and two percent to the general partner, until each unitholder receives a total of $0.33063 per unit for that quarter (the “first target distribution”);

•	second, 85 percent to all unitholders, pro rata, and 15 percent to the general partner, until each unitholder receives a total of $0.35938 per unit for that quarter (the “second target distribution”);

•	third, 75 percent to all unitholders, pro rata, and 25 percent to the general partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50 percent to all unitholders, pro rata, and 50 percent to the general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distribution” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its two percent general partner interest and assume our general partner has contributed any additional capital to maintain its two percent general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
	Total Quarterly	Interest in Distribution
	Distribution per Unit		General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.28750	98%	2%
First Target Distribution	above $0.28750 up to $0.33063	98%	2%
Second Target Distribution	above $0.33063 up to $0.35938	85%	15%
Third Target Distribution	above $0.35938 up to $0.43125	75%	25%
Thereafter	above $0.43125	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B common unit will be convertible into one common unit at the election of the holder of the Class B common unit at any time following the first anniversary of the issuance of these Class B common units. The issuance of the Class B common units will be conditioned upon approval of the listing or admission for trading of the common units into which the Class B common units are convertible by the national securities exchange on which the common units are then listed or admitted for trading. Each Class B common unit will receive the same level of distribution as a common unit on a pari passu basis with other unitholders. Our general partner will also receive from us an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the common units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98 percent to all unitholders, pro rata, and two percent to the general partner, until each unitholder receives an amount equal to 115 percent of the reset minimum quarter distribution for that quarter;

•	second, 85 percent to all unitholders, pro rata, and 15 percent to the general partner, until each unitholder receives an amount per unit equal to 125 percent of the reset minimum quarterly distribution for that quarter;

•	third, 75 percent to all unitholders, pro rata, and 25 percent to the general partner, until each unitholder receives an amount per unit equal to 150 percent of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50 percent to all unitholders, pro rata, and 50 percent to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels pursuant to the cash distribution provision of our partnership agreement as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly	Marginal Percentage		Quarterly
	Distribution	Interest in Distribution		Distribution
	per Unit		General	per Unit following
	Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.28750	98%	2%	$0.60000
First Target Distribution	above $0.28750 up to $0.33063	98%	2%	above $0.60000 up to $0.69000
Second Target Distribution	above $0.33063 up to $0.35938	85%	15%	above $0.60000 up to $0.75000	(1)
Third Target Distribution	above $0.35938 up to $0.43125	75%	25%	above $0.75000 up to $0.90000	(2)
Thereafter	above $0.43125	50%	50%	above $0.90000	(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or

IDRs, based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The following table assumes that immediately prior to the reset there are 112,697,909 common units and 2,299,526 general partner units, representing a two percent general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

		Common
	Quarterly	Unitholders	General Partner Cash Distributions Prior to Reset
	Distribution	Cash		2% General
	per Unit	Distributions	Class B	Partner			Total
	Prior to Reset	Prior to Reset	Units	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.28750	$32,400,649	$—	$661,238	$—	$661,238	$33,061,887
First Target Distribution	above $0.28750 up to $0.33063	4,860,097	—	99,186	—	99,186	4,959,283
Second Target Distribution	above $0.33063 up to $0.35938	3,240,065	—	76,237	495,539	571,776	3,811,841
Third Target Distribution	above $0.35938 up to $0.43125	8,100,162	—	216,004	2,484,050	2,700,054	10,800,216
Thereafter	above $0.43125	19,017,772	—	760,711	18,257,061	19,017,772	38,035,544

		$67,618,745	$—	$1,813,375	$21,236,650	$23,050,026	$90,668,771

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 112,697,909 common units, 35,394,417 Class B common units issued as a result of the reset and 3,022,292 general partner units outstanding, and that the average distribution to each common unit is $0.60000 for the two quarters prior to the reset. The number of Class B common units issued as a result of the reset was calculated by dividing (x) $21,236,650 as the average of the amounts received by the general partner in respect of its incentive distribution rights, or IDRs, for the two quarters prior to the reset as shown in the table above by (y) the $0.60000 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

General Partner Cash Distributions After Reset
Class B
	Quarterly	Common	Units
	Distribution	Unitholders Cash	Issued as a	2% General
	per Unit	Distributions	Result of	Partner			Total
	After Reset	After Reset	the Reset	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.60000	$67,618,745	$21,236,650	$1,813,375	$—	$23,050,026	$90,668,771
First Target Distribution	above $0.60000 up to $0.69000	—	—	—	—	—	—
Second Target Distribution	above $0.69000 up to $0.75000	—	—	—	—	—	—
Third Target Distribution	above $0.75000 up to $0.90000	—	—	—	—	—	—
Thereafter	above $0.90000	—	—	—	—	—	—

		$67,618,745	$21,236,650	$1,813,375	$—	$23,050,026	$90,668,771

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98 percent to all unitholders, pro rata, and two percent to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98 percent to the common unitholders, pro rata, and two percent to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50 percent being paid to the holders of units and 50 percent to the general partner. The percentage interests shown for our general partner include its two percent general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units into which a subordinated unit is convertible; and

•	the number of general partner units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50 percent of its initial level and each subordinated unit would be convertible into two common units. The two-for-one split would also result in the number of general partner units evidencing the general partner interest being doubled. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the general partner may reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98 percent to the common unitholders, pro rata, and two percent to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98 percent to the Class B common unitholders, pro rata, and two percent to the general partner, until the capital account for each Class B common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount for the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98 percent to the subordinated unitholders, pro rata, and two percent to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fifth, 98 percent to all unitholders, pro rata, and two percent to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98 percent to the unitholders, pro rata, and two percent to the general partner, for each quarter of our existence;

•	sixth, 85 percent to all unitholders, pro rata, and 15 percent to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85 percent to the unitholders, pro rata, and 15 percent to the general partner for each quarter of our existence;

•	seventh, 75 percent to all unitholders, pro rata, and 25 percent to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75 percent to the unitholders, pro rata, and 25 percent to the general partner for each quarter of our existence; and

•	thereafter, 50 percent to all unitholders, pro rata, and 50 percent to the general partner.

The percentage interests set forth above for our general partner include its two percent general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98 percent to holders of subordinated units in proportion to the positive balances in their capital accounts and two percent to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98 percent to the holders of Class B common units in proportion to the positive balances in their capital accounts and two percent to the general partner, until the capital accounts of the Class B common unitholders have been reduced to zero;

•	third, 98 percent to the holders of common units in proportion to the positive balances in their capital accounts and two percent to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100 percent to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

MATERIAL PROVISIONS OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized August 1, 2007 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, transporting, processing and storing natural gas, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its two percent general partner interest if we issue additional units, please read “— Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B common units, if any, voting as a single class.

In voting their common, Class B common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of our outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of the incentive distribution rights without a vote of our unitholders to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2017. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in sixteen states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We have and will continue to operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior as to distributions or in liquidation to the common units.

Upon issuance of additional partnership securities (other than the issuance of Class B common units in connection with a reset of the incentive distribution target levels or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its two percent general partner interest in us. Our general partner’s two percent interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its two percent general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90 percent of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). As of December 31, 2009, our general partner and its affiliates own approximately 60 percent of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels”; or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B common units; and

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner; any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90 percent of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units requires the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20 percent of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50 percent of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3 percent of the outstanding units , voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B common units, if any, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3 percent of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. As of December 31, 2009, our general partner and its affiliates owned approximately 60 percent of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to December 31, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may, at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, El Paso and its affiliates may sell or transfer all or part of their membership interest in our general partner, or their membership interest in El Paso Pipeline Holding Company, L.L.C., the sole member of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to December 31, 2017, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove El Paso Pipeline GP Company, L.L.C. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20 percent or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 75 percent of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations — Disposition of Common Units.”

Our general partner has further agreed that the calculation of the 75 percent threshold described above shall exclude, until September 30, 2010, common units received by El Paso’s affiliates in connection with El Paso’s contribution to us of additional general partner interests in each of CIG and SNG in September of 2008.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated interstate natural gas pipelines, or in order to reverse an adverse determination that has occurred regarding such maximum rate, transferees are required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to U.S. federal income taxation on the income generated by us; or

•	that, if the transferee unitholder is an entity not subject to U.S. federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to U.S. federal income taxation on the income generated by us.

This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification; then

we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1) the price paid by such unitholder for the relevant unit; and

(2) the current market price as of the date three days before the date the notice is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of five percent annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described below regarding a person or group owning 20 percent or more of any class of units then outstanding, record holders of units on the record date are entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20 percent of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20 percent or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, benefits, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions and Director Independence — Omnibus Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of El Paso Pipeline GP Company, L.L.C. as general partner.

DESCRIPTION OF DEBT SECURITIES OF EL PASO PIPELINE PARTNERS, L.P.

Any debt securities that we offer under a prospectus supplement will be direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and HSBC Bank USA, National Association, as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called “indentures.” The indentures will be supplemented by supplemental indentures, the material provisions of which will be described in a prospectus supplement.

As used in this description, the words “we,” “us” and “our” refer to El Paso Pipeline Partners, L.P., a Delaware limited partnership, and not to its subsidiary, El Paso Pipeline Partners Operating Company, L.L.C., a Delaware limited liability company, and not to any other subsidiaries or affiliates of El Paso Pipeline Partners, L.P.

We have summarized some of the material provisions of the indentures below. This summary does not restate those agreements in their entirety. A form of senior indenture and a form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the indentures because each one, and not this description, defines the rights of holders of debt securities.

Capitalized terms defined in the indentures have the same meanings when used in this prospectus.

General

The debt securities issued under the indentures will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

The following description sets forth the general terms and provisions that could apply to debt securities that we may offer to sell. A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following, among others:

•	the title and type of the debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange features;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	the denominations in which the debt securities shall be issuable;

•	the place or places where principal, premium and interest shall be paid;

•	the manner by which any payments of principal, premium or interest may be determined by reference to an index;

•	any means of Legal Defeasance or Covenant Defeasance;

•	whether the debt securities will be guaranteed;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

Neither of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered or global form.

Subsidiary Guarantees

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our subsidiaries, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by such subsidiary or subsidiaries. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such subsidiary or subsidiaries.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our subsidiaries, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by such subsidiary or subsidiaries. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of such subsidiary’s or subsidiaries’ existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “— Subordination” below.

The obligations of any subsidiary guarantor under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Covenants

Under the indentures, we:

•	will pay the principal of, and interest and any premium on, the debt securities when due;

•	will maintain a place of payment;

•	will deliver a certificate to the trustee each fiscal year reviewing our compliance with our obligations under the indentures;

•	will preserve our corporate existence; and

•	will segregate or deposit with any paying agent sufficient funds for the payment of any principal, interest or premium on or before the due date of such payment.

Mergers and Sale of Assets

Each of the indentures will provide that we may not consolidate or amalgamate with or merge into any other Person or sell, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets (on a consolidated basis) to another Person, unless:

•	either: (a) we are the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any State thereof or the District of Columbia;

•	the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under such indenture and the debt securities governed thereby pursuant to a supplemental indenture;

•	we or the successor will not be in default either immediately, or after notice or lapse of time, or both, under such indenture; and

•	we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation, amalgamation, merger, conveyance, sale, transfer or lease and any supplemental indenture comply with such indenture and that all conditions precedent set forth in such indenture have been complied with.

Upon the assumption of our obligations under each indenture by a successor, we will be discharged from all obligations under such indenture.

As used in the indenture and in this description, the word “Person” means any individual, corporation, company, limited liability company, partnership, limited partnership, joint venture, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

Events of Default

“Event of default,” when used in the indentures with respect to debt securities of any series, will mean any of the following:

(1) default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of (or premium, if any, on) any debt security of that series at the date on which the principal of such security becomes due and payable as provided in the applicable indenture or in such debt security, whether at the stated maturity of such debt security or by declaration of acceleration, call for redemption or otherwise;

(3) default in the performance, or breach, of any covenant set forth in the applicable indenture (other than a covenant a default in the performance of which or the breach of which is elsewhere specifically dealt with as an event of default or which has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25 percent in principal amount of the then- outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4) we or any guarantor of the notes, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case, (ii) consent to the entry of any order for relief against us or any guarantor in an involuntary case, (iii) consent to the appointment of a custodian of us or any guarantor of the notes or for all or substantially all of the property of us or any guarantor of the notes, or (iv) make a general assignment for the benefit of the creditors of us or any guarantor of the notes;

(5) a court of competent jurisdiction enters an order or decree under any bankruptcy law that (i) is for relief against us or any guarantor of the notes in an involuntary case, (ii) appoints a custodian of us or any guarantor of the notes or for all or substantially all of the property of us or any guarantor of the notes, or (iii) orders the liquidation of us or any guarantor of the notes, and the order or decree remains unstayed and in effect for 60 consecutive days;

(6) default in the deposit of any sinking fund payment when due;

(7) the failure of any guarantee required with respect to debt securities of such series to be in full force and effect, except as provided in the indenture or the terms of such debt securities; or

(8) any other event of default provided with respect to debt securities of that series in accordance with provisions of the indenture related to the issuance of such debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest or any premium) if it considers the withholding of notice to be in the interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of 25 percent in aggregate principal amount of the debt securities of the series may declare the entire principal and all accrued and unpaid interest of all of the debt securities of that series to be due and payable immediately. Furthermore, the indenture provides that with respect to events of default relating to bankruptcy, the entire principal and accrued and unpaid interest of each series of debt securities shall automatically become due and payable without action of the holders of debt securities or the trustee. However, the effect of that indenture provision may be limited by applicable law. The holders of a majority of the aggregate principal amount of a series of debt securities can void a declaration of acceleration of those debt securities.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnity satisfactory to the trustee. If they provide this indemnification, the holders of a majority in principal amount outstanding of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Amendments and Waivers

Subject to certain exceptions, the indentures, the debt securities issued thereunder or the subsidiary guarantees may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the then-outstanding debt securities of each series affected by such amendment or supplemental indenture, with each such series voting as a separate class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with respect to each series of debt securities with the consent of the holders of a majority in principal amount of the then-outstanding debt securities of such series voting as a separate class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities).

Without the consent of each holder of the outstanding debt securities affected, an amendment, supplement or waiver may not, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the applicable indenture, change the coin or currency in which any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date therefor);

(2) reduce the percentage in principal amount of the then-outstanding debt securities of any series, the consent of the holders of which is required for any such amendment or supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with certain provisions of the applicable indenture or certain defaults thereunder and their consequences provided for in the applicable indenture;

(3) modify any of the provisions set forth in (i) the provisions of the applicable indenture related to the holder’s unconditional right to receive principal, premium, if any, and interest on the debt securities or (ii) the provisions of the applicable indenture related to the waiver of past defaults under such indenture;

(4) waive a redemption payment with respect to any debt security; provided, however, that any purchase or repurchase of debt securities shall not be deemed a redemption of the debt securities;

(5) release any guarantor from any of its obligations under its guarantee or the applicable indenture, except in accordance with the terms of such indenture (as amended or supplemented); or

(6) make any change in the foregoing amendment and waiver provisions, except to increase any percentage provided for therein or to provide that certain other provisions of the applicable indenture cannot be modified or waived without the consent of the holder of each then-outstanding debt security affected thereby.

Notwithstanding the foregoing, without the consent of any holder of debt securities, we, the guarantors and the trustee may amend each of the indentures or the debt securities issued thereunder to:

(1) cure any ambiguity or defect, or to correct or supplement any provision therein that may be inconsistent with any other provision therein;

(2) evidence the succession of another Person to us and the assumption by any such successor of our covenants therein and, to the extent applicable, of the debt securities;

(3) provide for uncertificated debt securities in addition to or in place of certificated debt securities; provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the “Code”), or in the manner such that the uncertificated debt securities are described in Section 163(f)(2)(B) of the Code;

(4) add a guarantee and cause any Person to become a guarantor, and/or to evidence the succession of another Person to a guarantor and the assumption by any such successor of the guarantee of such guarantor therein and, to the extent applicable, endorsed upon any debt securities of any series;

(5) secure the debt securities of any series;

(6) add to the covenants such further covenants, restrictions, conditions or provisions as we shall consider to be appropriate for the benefit of the holders of all or any series of debt securities (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series), to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the applicable indenture as set forth therein, or to surrender any right or power therein conferred upon us; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment or supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority in aggregate principal amount of the debt securities of such series to waive such an event of default;

(7) make any change to any provision of the applicable indenture that does not adversely affect the rights or interests of any holder of debt securities issued thereunder;

(8) provide for the issuance of additional debt securities in accordance with the provisions set forth in the applicable indenture on the date of such indenture;

(9) add any additional defaults or events of default in respect of all or any series of debt securities;

(10) add to, change or eliminate any of the provisions of the applicable indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

(11) change or eliminate any of the provisions of the applicable indenture; provided that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such amendment or supplemental indenture that is entitled to the benefit of such provision;

(12) establish the form or terms of debt securities of any series as permitted thereunder, including to reopen any series of any debt securities as permitted thereunder;

(13) evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such indenture;

(14) conform the text of the applicable indenture (and/or any supplemental indenture) or any debt securities issued thereunder to any provision of a description of such debt securities appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular to the extent that such provision was intended by us to be a verbatim recitation of a provision of such indenture (and/or any supplemental indenture) or any debt securities issued thereunder, with such intention being further evidenced by an Officer’s Certificate; or

(15) modify, eliminate or add to the provisions of the applicable indenture to such extent as shall be necessary to effect the qualification of such indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), or under any similar federal statute subsequently enacted, and to add to such indenture such other provisions as may be expressly required under the Trust Indenture Act.

The consent of the holders is not necessary under either indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment with the consent of the holders under an indenture becomes effective, we are required to mail to the holders of debt securities thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

Each indenture provides that we may, at our option and at any time, elect to have all of our obligations discharged with respect to the debt securities outstanding thereunder and all obligations of any guarantors of such debt securities discharged with respect to their guarantees (“Legal Defeasance”), except for:

(1) the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on, such debt securities when such payments are due from the trust referred to below;

(2) our obligations with respect to the debt securities concerning temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities, the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our and each guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance (as defined below) provisions of the applicable indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain provisions of each indenture, including certain provisions described in any prospectus supplement (such release and termination being referred to as “Covenant Defeasance”), and thereafter any failure to comply with such obligations or provisions will not constitute a default or event of default. In addition, in the event Covenant Defeasance occurs in accordance with the applicable indenture, any defeasible event of default will no longer constitute an event of default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on, the outstanding debt securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, and we must specify whether the debt securities are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the issue date of the debt securities, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel stating that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

(5) the deposit must not result in a breach or violation of, or constitute a default under, any other instrument to which we are, or any guarantor is, a party or by which we are, or any guarantor is, bound;

(6) such Legal Defeasance or Covenant Defeasance must not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable indenture) to which we are, or any of our subsidiaries is, a party or by which we are, or any of our subsidiaries is, bound;

(7) we must deliver to the trustee an officer’s certificate stating that the deposit was not made by us with the intent of preferring the holders of debt securities over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or the creditors of others;

(8) we must deliver to the trustee an officer’s certificate stating that all conditions precedent set forth in clauses (1) through (6) of this paragraph have been complied with; and

(9) we must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications, and exclusions) stating that all conditions precedent set forth in clauses (2), (3) and (6) of this paragraph have been complied with.

Satisfaction and Discharge

Each of the indentures will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities and certain rights of the trustee, as expressly provided for in such indenture) as to all outstanding debt securities issued thereunder and the guarantees issued thereunder when:

(1) either (a) all of the debt securities theretofore authenticated and delivered under such indenture (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for the payment of which money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation or (b) all debt securities not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of us, and we have irrevocably deposited or caused to be deposited with the trustee funds, in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, and interest on the debt securities to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from us irrevocably directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) we have paid all other sums then due and payable under such indenture by us; and

(3) we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

No Personal Liability of Directors, Managers, Officers, Employees, Partners, Members and Stockholders

No director, manager, officer, employee, incorporator, partner, member or stockholder of us or any guarantor, as such, shall have any liability for any of our obligations or those of the guarantors under the debt securities, the indentures, the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities, upon our issuance of the debt securities and execution of the indentures, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Denominations

Unless stated otherwise in the prospectus supplement for each issuance of debt securities, the debt securities will be issued in denominations of $1,000 each or integral multiples of $1,000.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for the debt securities. We may change the paying agent or registrar without prior notice to the holders of the debt securities, and we may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the applicable indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the applicable indenture. We are not required to transfer or exchange any debt security selected for redemption. In addition, we are not required to transfer or exchange any debt security for a period of 15 days before a selection of debt securities to be redeemed.

Subordination

The payment of the principal of and premium, if any, and interest on subordinated debt securities and any of our other payment obligations in respect of subordinated debt securities (including any obligation to repurchase subordinated debt securities) is subordinated in certain circumstances in right of payment, as set forth in the subordinated indenture, to the prior payment in full in cash or cash equivalents of all senior debt.

We also may not make any payment, whether by redemption, purchase, retirement, defeasance or otherwise, upon or in respect of subordinated debt securities, except from a trust described under “— Legal Defeasance and Covenant Defeasance,” if

•	a default in the payment of all or any portion of the obligations on any designated senior debt (“payment default”) occurs that has not been cured or waived, or

•	any other default occurs and is continuing with respect to designated senior debt pursuant to which the maturity thereof may be accelerated (“non-payment default”) and, solely with respect to this clause, the trustee for the subordinated debt securities receives a notice of the default (a “payment blockage notice”) from the trustee or other representative for the holders of such designated senior debt.

Cash payments on subordinated debt securities will be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived, and (b) in case of a nonpayment default, the earliest of the date on which such nonpayment default is cured or waived, the termination of the payment blockage period by written notice to the trustee for the subordinated debt securities from the trustee or other representative for the holders of such designated senior debt, the payment in full of such designated senior debt or 179 days after the date on which the applicable payment blockage notice is received. No new payment blockage period may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior payment blockage notice. No nonpayment default in respect of designated senior debt that existed or was continuing on the date of delivery of any payment blockage notice to the trustee for the subordinated debt securities will be, or be made, the basis for a subsequent payment blockage notice unless such default shall have been cured or waived for a period of no less than 90 consecutive days.

Upon any payment or distribution of our assets or securities (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the subordinated indenture) in connection with any dissolution or winding up or total or partial liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings or other marshalling of assets for the benefit of creditors, all amounts due or to become due upon all senior debt shall first be paid in full, in cash or cash equivalents, before the holders of the subordinated debt securities or the trustee on their behalf shall be entitled to receive any payment by or on behalf of us on account of the subordinated debt securities, or any payment to acquire any of the subordinated debt securities for cash, property or securities, or any distribution with respect to the subordinated debt securities of any cash, property or securities. Before any payment may be made by, or on behalf of, us on any subordinated debt security (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the subordinated indenture) in connection with any such dissolution, winding up, liquidation or reorganization, any payment or distribution of our assets or securities, to which the holders of subordinated debt securities or the trustee on their behalf would be entitled, shall be made by us or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution, or by the holders or the trustee if received by them or it, to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent, or other persons making payment or distribution of our assets for application to the payment of senior debt or to any trustee or trustees under any indenture pursuant to which any such senior debt may have been issued, to the extent necessary to pay all such senior debt in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such senior debt.

As a result of these subordination provisions, in the event of our liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshalling of our assets or liabilities, holders of subordinated debt securities may receive ratably less than other creditors.

Payment and Transfer

Principal, interest and any premium on fully registered debt securities will be paid at designated places. Payment may be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered debt securities may be transferred or exchanged at the office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of the principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

HSBC Bank USA, National Association will be the trustee under the indentures. A successor trustee may be appointed in accordance with the terms of the indentures.

The indentures and the provisions of the Trust Indenture Act incorporated by reference therein will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

A single banking or financial institution may act as trustee with respect to both the subordinated indenture and the senior indenture. If this occurs, and should a default occur with respect to either the subordinated debt securities or the senior debt securities, such banking or financial institution would be required to resign as trustee under one of the indentures within 90 days of such default, pursuant to the Trust Indenture Act, unless such default were cured, duly waived or otherwise eliminated.

DESCRIPTION OF DEBT SECURITIES OF EL PASO PIPELINE PARTNERS
OPERATING COMPANY, L.L.C.

Any debt securities that we offer under a prospectus supplement will be direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and HSBC Bank USA, National Association, as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called “indentures.” The indentures will be supplemented by supplemental indentures, the material provisions of which will be described in a prospectus supplement.

As used in this description, the words “we,” “us” and “our” refer to El Paso Pipeline Partners Operating Company, L.L.C., a Delaware limited liability company, and not to its parent company, El Paso Pipeline Partners, L.P., a Delaware limited partnership, and not to any subsidiaries or other affiliates of El Paso Pipeline Partners Operating Company, L.L.C.

We have summarized some of the material provisions of the indentures below. This summary does not restate those agreements in their entirety. A form of senior indenture and a form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the indentures because each one, and not this description, defines the rights of holders of debt securities.

Capitalized terms defined in the indentures have the same meanings when used in this prospectus.

General

The debt securities issued under the indentures will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

The following description sets forth the general terms and provisions that could apply to debt securities that we may offer to sell. A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following, among others:

•	the title and type of the debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange features;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	the denominations in which the debt securities shall be issuable;

•	the place or places where principal, premium and interest shall be paid;

•	the manner by which any payments of principal, premium or interest may be determined by reference to an index;

•	any means of Legal Defeasance or Covenant Defeasance;

•	whether the debt securities will be guaranteed;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

Neither of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered or global form.

Guarantees

Our senior debt securities will have the benefit of a full and unconditional guarantee of our obligations under such debt securities by our parent, EPB. If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by EPB or by any or all of our subsidiaries, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by EPB and/or by such subsidiary or subsidiaries. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of EPB or such subsidiary or subsidiaries, as the case may be.

Our subordinated debt securities will have the benefit of a full and unconditional guarantee of our obligations under such debt securities by our parent, EPB. If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by EPB or by any or all of our subsidiaries, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by EPB and/or by such subsidiary or subsidiaries. The guarantee of the subordinated debt securities will be subordinated in right of payment to all existing and future senior indebtedness (as defined in the related prospectus supplement) of EPB or such subsidiary or subsidiaries, as the case may be, including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “— Subordination” below.

The obligations of any guarantor under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Covenants

Under the indentures, we:

•	will pay the principal of, and interest and any premium on, the debt securities when due;

•	will maintain a place of payment;

•	will deliver a certificate to the trustee each fiscal year reviewing our compliance with our obligations under the indentures;

•	will preserve our corporate existence; and

•	will segregate or deposit with any paying agent sufficient funds for the payment of any principal, interest or premium on or before the due date of such payment.

Mergers and Sale of Assets

Each of the indentures will provide that we may not consolidate or amalgamate with or merge into any other Person or sell, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets (on a consolidated basis) to another Person, unless:

•	either: (a) we are the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any State thereof or the District of Columbia;

•	the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under such indenture and the debt securities governed thereby pursuant to a supplemental indenture;

•	we or the successor will not be in default either immediately, or after notice or lapse of time, or both, under such indenture; and

•	we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation, amalgamation, merger, conveyance, sale, transfer or lease and any supplemental indenture comply with such indenture and that all conditions precedent set forth in such indenture have been complied with.

Upon the assumption of our obligations under each indenture by a successor, we will be discharged from all obligations under such indenture.

As used in the indenture and in this description, the word “Person” means any individual, corporation, company, limited liability company, partnership, limited partnership, joint venture, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

Events of Default

“Event of default,” when used in the indentures with respect to debt securities of any series, will mean any of the following:

(1) default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of (or premium, if any, on) any debt security of that series at the date on which the principal of such security becomes due and payable as provided in the applicable indenture or in such debt security, whether at the stated maturity of such debt security or by declaration of acceleration, call for redemption or otherwise;

(3) default in the performance, or breach, of any covenant set forth in the applicable indenture (other than a covenant a default in the performance of which or the breach of which is elsewhere specifically dealt with as an event of default or which has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25 percent in principal amount of the then-outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4) we or any guarantor of the notes, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case, (ii) consent to the entry of any order for relief against us or any guarantor in an involuntary case, (iii) consent to the appointment of a custodian of us or any guarantor of the notes or for all or substantially all of the property of us or any guarantor of the notes, or (iv) make a general assignment for the benefit of the creditors of us or any guarantor of the notes;

(5) a court of competent jurisdiction enters an order or decree under any bankruptcy law that (i) is for relief against us or any guarantor of the notes in an involuntary case, (ii) appoints a custodian of us or any guarantor of the notes or for all or substantially all of the property of us or any guarantor of the notes, or (iii) orders the liquidation of us or any guarantor of the notes, and the order or decree remains unstayed and in effect for 60 consecutive days;

(6) default in the deposit of any sinking fund payment when due;

(7) the failure of any guarantee required with respect to debt securities of such series to be in full force and effect, except as provided in the indenture or the terms of such debt securities; or

(8) any other event of default provided with respect to debt securities of that series in accordance with provisions of the indenture related to the issuance of such debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest or any premium) if it considers the withholding of notice to be in the interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of 25 percent in aggregate principal amount of the debt securities of the series may declare the entire principal and all accrued and unpaid interest of all of the debt securities of that series to be due and payable immediately. Furthermore, the indenture provides that with respect to events of default relating to bankruptcy, the entire principal and accrued and unpaid interest of each series of debt securities shall automatically become due and payable without action of the holders of debt securities or the trustee. However, the effect of that indenture provision may be limited by applicable law. The holders of a majority of the aggregate principal amount of a series of debt securities can void a declaration of acceleration of those debt securities.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnity satisfactory to the trustee. If they provide this indemnification, the holders of a majority in principal amount outstanding of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Amendments and Waivers

Subject to certain exceptions, the indentures, the debt securities issued thereunder or the guarantees may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the then-outstanding debt securities of each series affected by such amendment or supplemental indenture, with each such series voting as a separate class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with respect to each series of debt securities with the consent of the holders of a majority in principal amount of the then-outstanding debt securities of such series voting as a separate class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities).

Without the consent of each holder of the outstanding debt securities affected, an amendment, supplement or waiver may not, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the applicable indenture, change the coin or currency in which any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date therefor);

(2) reduce the percentage in principal amount of the then-outstanding debt securities of any series, the consent of the holders of which is required for any such amendment or supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with certain provisions of the applicable indenture or certain defaults thereunder and their consequences provided for in the applicable indenture;

(3) modify any of the provisions set forth in (i) the provisions of the applicable indenture related to the holder’s unconditional right to receive principal, premium, if any, and interest on the debt securities or (ii) the provisions of the applicable indenture related to the waiver of past defaults under such indenture;

(4) waive a redemption payment with respect to any debt security; provided, however, that any purchase or repurchase of debt securities shall not be deemed a redemption of the debt securities;

(5) release any guarantor from any of its obligations under its guarantee or the applicable indenture, except in accordance with the terms of such indenture (as amended or supplemented); or

(6) make any change in the foregoing amendment and waiver provisions, except to increase any percentage provided for therein or to provide that certain other provisions of the applicable indenture cannot be modified or waived without the consent of the holder of each then-outstanding debt security affected thereby.

Notwithstanding the foregoing, without the consent of any holder of debt securities, we, the guarantors and the trustee may amend each of the indentures or the debt securities issued thereunder to:

(1) cure any ambiguity or defect, or to correct or supplement any provision therein that may be inconsistent with any other provision therein;

(2) evidence the succession of another Person to us and the assumption by any such successor of our covenants therein and, to the extent applicable, of the debt securities;

(3) provide for uncertificated debt securities in addition to or in place of certificated debt securities; provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the “Code”), or in the manner such that the uncertificated debt securities are described in Section 163(f)(2)(B) of the Code;

(4) add a guarantee and cause any Person to become a guarantor, and/or to evidence the succession of another Person to a guarantor and the assumption by any such successor of the guarantee of such guarantor therein and, to the extent applicable, endorsed upon any debt securities of any series;

(5) secure the debt securities of any series;

(6) add to the covenants such further covenants, restrictions, conditions or provisions as we shall consider to be appropriate for the benefit of the holders of all or any series of debt securities (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series), to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the applicable indenture as set forth therein, or to surrender any right or power therein conferred upon us; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment or supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority in aggregate principal amount of the debt securities of such series to waive such an event of default;

(7) make any change to any provision of the applicable indenture that does not adversely affect the rights or interests of any holder of debt securities issued thereunder;

(8) provide for the issuance of additional debt securities in accordance with the provisions set forth in the applicable indenture on the date of such indenture;

(9) add any additional defaults or events of default in respect of all or any series of debt securities;

(10) add to, change or eliminate any of the provisions of the applicable indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

(11) change or eliminate any of the provisions of the applicable indenture; provided that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such amendment or supplemental indenture that is entitled to the benefit of such provision;

(12) establish the form or terms of debt securities of any series as permitted thereunder, including to reopen any series of any debt securities as permitted thereunder;

(13) evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such indenture;

(14) conform the text of the applicable indenture (and/or any supplemental indenture) or any debt securities issued thereunder to any provision of a description of such debt securities appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular to the extent that such provision was intended by us to be a verbatim recitation of a provision of such indenture (and/or any supplemental indenture) or any debt securities issued thereunder, with such intention being further evidenced by an Officer’s Certificate; or

(15) modify, eliminate or add to the provisions of the applicable indenture to such extent as shall be necessary to effect the qualification of such indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), or under any similar federal statute subsequently enacted, and to add to such indenture such other provisions as may be expressly required under the Trust Indenture Act.

The consent of the holders is not necessary under either indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment with the consent of the holders under an indenture becomes effective, we are required to mail to the holders of debt securities thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

Each indenture provides that we may, at our option and at any time, elect to have all of our obligations discharged with respect to the debt securities outstanding thereunder and all obligations of any guarantors of such debt securities discharged with respect to their guarantees (“Legal Defeasance”), except for:

(1) the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on, such debt securities when such payments are due from the trust referred to below;

(2) our obligations with respect to the debt securities concerning temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities, the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our and each guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance (as defined below) provisions of the applicable indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain provisions of each indenture, including certain provisions described in any prospectus supplement (such release and termination being referred to as “Covenant Defeasance”), and thereafter any failure to comply with such obligations or provisions will not constitute a default or event of default. In addition, in the event Covenant Defeasance occurs in accordance with the applicable indenture, any defeasible event of default will no longer constitute an event of default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on, the outstanding debt securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, and we must specify whether the debt securities are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the issue date of the debt securities, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel stating that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

(5) the deposit must not result in a breach or violation of, or constitute a default under, any other instrument to which we are, or any guarantor is, a party or by which we are, or any guarantor is, bound;

(6) such Legal Defeasance or Covenant Defeasance must not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable indenture) to which we are, or any of our subsidiaries is, a party or by which we are, or any of our subsidiaries is, bound;

(7) we must deliver to the trustee an officer’s certificate stating that the deposit was not made by us with the intent of preferring the holders of debt securities over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or the creditors of others;

(8) we must deliver to the trustee an officer’s certificate stating that all conditions precedent set forth in clauses (1) through (6) of this paragraph have been complied with; and

(9) we must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications, and exclusions) stating that all conditions precedent set forth in clauses (2), (3) and (6) of this paragraph have been complied with.

Satisfaction and Discharge

Each of the indentures will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities and certain rights of the trustee, as expressly provided for in such indenture) as to all outstanding debt securities issued thereunder and the guarantees issued thereunder when:

(1) either (a) all of the debt securities theretofore authenticated and delivered under such indenture (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for the payment of which money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation or (b) all debt securities not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of us, and we have irrevocably deposited or caused to be deposited with the trustee funds, in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, and interest on the debt securities to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from us irrevocably directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) we have paid all other sums then due and payable under such indenture by us; and

(3) we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

No Personal Liability of Directors, Managers, Officers, Employees, Partners, Members and Stockholders

No director, manager, officer, employee, incorporator, partner, member or stockholder of us or any guarantor, as such, shall have any liability for any of our obligations or those of the guarantors under the debt securities, the indentures, the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities, upon our issuance of the debt securities and execution of the indentures, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Denominations

Unless stated otherwise in the prospectus supplement for each issuance of debt securities, the debt securities will be issued in denominations of $1,000 each or integral multiples of $1,000.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for the debt securities. We may change the paying agent or registrar without prior notice to the holders of the debt securities, and we may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the applicable indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the applicable indenture. We are not required to transfer or exchange any debt security selected for redemption. In addition, we are not required to transfer or exchange any debt security for a period of 15 days before a selection of debt securities to be redeemed.

Subordination

The payment of the principal of and premium, if any, and interest on subordinated debt securities and any of our other payment obligations in respect of subordinated debt securities (including any obligation to repurchase subordinated debt securities) is subordinated in certain circumstances in right of payment, as set forth in the subordinated indenture, to the prior payment in full in cash or cash equivalents of all senior debt.

We also may not make any payment, whether by redemption, purchase, retirement, defeasance or otherwise, upon or in respect of subordinated debt securities, except from a trust described under “— Legal Defeasance and Covenant Defeasance,” if

•	a default in the payment of all or any portion of the obligations on any designated senior debt (“payment default”) occurs that has not been cured or waived, or

•	any other default occurs and is continuing with respect to designated senior debt pursuant to which the maturity thereof may be accelerated (“non-payment default”) and, solely with respect to this clause, the trustee for the subordinated debt securities receives a notice of the default (a “payment blockage notice”) from the trustee or other representative for the holders of such designated senior debt.

Cash payments on subordinated debt securities will be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived, and (b) in case of a nonpayment default, the earliest of the date on which such nonpayment default is cured or waived, the termination of the payment blockage period by written notice to the trustee for the subordinated debt securities from the trustee or other representative for the holders of such designated senior debt, the payment in full of such designated senior debt or 179 days after the date on which the applicable payment blockage notice is received. No new payment blockage period may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior payment blockage notice. No nonpayment default in respect of designated senior debt that existed or was continuing on the date of delivery of any payment blockage notice to the trustee for the subordinated debt securities will be, or be made, the basis for a subsequent payment blockage notice unless such default shall have been cured or waived for a period of no less than 90 consecutive days.

Upon any payment or distribution of our assets or securities (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the subordinated indenture) in connection with any dissolution or winding up or total or partial liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings or other marshalling of assets for the benefit of creditors, all amounts due or to become due upon all senior debt shall first be paid in full, in cash or cash equivalents, before the holders of the subordinated debt securities or the trustee on their behalf shall be entitled to receive any payment by or on behalf of us on account of the subordinated debt securities, or any payment to acquire any of the subordinated debt securities for cash, property or securities, or any distribution with respect to the subordinated debt securities of any cash, property or securities. Before any payment may be made by, or on behalf of, us on any subordinated debt security (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the subordinated indenture) in connection with any such dissolution, winding up, liquidation or reorganization, any payment or distribution of our assets or securities, to which the holders of subordinated debt securities or the trustee on their behalf would be entitled, shall be made by us or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution, or by the holders or the trustee if received by them or it, to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent, or other persons making payment or distribution of our assets for application to the payment of senior debt or to any trustee or trustees under any indenture pursuant to which any such senior debt may have been issued, to the extent necessary to pay all such senior debt in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such senior debt.

As a result of these subordination provisions, in the event of our liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshalling of our assets or liabilities, holders of subordinated debt securities may receive ratably less than other creditors.

Payment and Transfer

Principal, interest and any premium on fully registered debt securities will be paid at designated places. Payment may be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered debt securities may be transferred or exchanged at the office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of the principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

HSBC Bank USA, National Association will be the trustee under the indentures. A successor trustee may be appointed in accordance with the terms of the indentures.

The indentures and the provisions of the Trust Indenture Act incorporated by reference therein will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

A single banking or financial institution may act as trustee with respect to both the subordinated indenture and the senior indenture. If this occurs, and should a default occur with respect to either the subordinated debt securities or the senior debt securities, such banking or financial institution would be required to resign as trustee under one of the indentures within 90 days of such default, pursuant to the Trust Indenture Act, unless such default were cured, duly waived or otherwise eliminated.

DESCRIPTION OF GUARANTEES OF DEBT SECURITIES

EPB shall, and any one or more of its subsidiaries may, issue unconditional guarantees on an unsecured, unsubordinated basis with respect to senior debt securities offered in any prospectus supplement and EPB shall, and any one or more of its subsidiaries may, issue unconditional guarantees on an unsecured, subordinated basis with respect to subordinated debt securities offered in any prospectus supplement. The guarantee by any such guarantor of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such guarantor. The guarantee by any such guarantor of the subordinated debt securities will be subordinated in right of payment to all such guarantor’s existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). Each guarantee will be issued under a supplement to an indenture. The prospectus supplement relating to a particular issue of guarantees will describe the terms of those guarantees, including the following:

•	the series of debt securities to which the guarantees apply;

•	whether the guarantees are secured or unsecured;

•	whether the guarantees are senior or subordinate to other guarantees or debt;

•	the terms under which the guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed debt securities; and

•	any additional terms of the guarantees.

The obligations of each guarantor under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

General

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including El Paso, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Our partnership agreement contains provisions that specifically define our general partner’s fiduciary duties to the unitholders. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Neither our partnership agreement nor any other agreement requires El Paso to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. El Paso’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of El Paso, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also directors and/or officers of El Paso, such directors and officers have fiduciary duties to El Paso that may cause them to pursue business strategies that disproportionately benefit El Paso or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as El Paso, in resolving conflicts of interest.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•	as described in the immediately preceding paragraph, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “— Fiduciary Duties.”

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

All of the senior officers of our general partner are also senior officers of El Paso. These officers will devote to our partnership’s business affairs such portion of their productive time and efforts as is necessary or appropriate to oversee the management, operations, corporate development and future acquisition initiatives of our business. These officers are required to devote time to the affairs of El Paso or its affiliates and are compensated by them for the services rendered to them. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner determines, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.

Our general partner may elect to cause us to issue Class B common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B common units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. El Paso may acquire, construct or dispose of interstate pipeline, storage or other assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the general partner and its affiliates. As a result, neither the general partner nor any of its affiliates have any obligation to present business opportunities to us.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, El Paso, as well as to our unitholders. Without these modifications, the general partner’s ability to make decisions involving conflicts of interests would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicted interests. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, which may take into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous, or unfavorable or disadvantageous, to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to El Paso Pipeline Partners, L.P. and El Paso Pipeline Partners Operating Company, L.L.C., our operating company.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), employee benefit plans or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of the common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available to pay distributions to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90 percent or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5 percent of our current gross income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90 percent of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

(a) Neither we nor our operating company have elected nor will elect to be treated as a corporation; and

(b) For each taxable year, more than 90 percent of our gross income has been and will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us except to the extent that our liabilities exceed the tax bases of our assets at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of El Paso Pipeline Partners, L.P. will be treated as partners of El Paso Pipeline Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of El Paso Pipeline Partners, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in El Paso Pipeline Partners, L.P. for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in El Paso Pipeline Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having then exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our non-recourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50 percent of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased provided that such losses are otherwise allowable. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by (i) any portion of that basis representing amounts other than were protected against loss because of a guarantee, stop-loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of Contributed Property was equal to its fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the Section 704(c) allocations described above, will be made to all persons who are holders of partnership interests immediately prior to such other transaction to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) to eliminate the Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election,” “— Uniformity of Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26 percent on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28 percent on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal United States federal income tax rate applicable to ordinary income of individuals is 35% and the maximum United States federal income tax rate for net capital gains of an individual is 15% if the asset disposed of was a capital asset held for more than 12 months at the time of disposition. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6 percent and 20 percent, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election applies to a person who purchases units from a selling unitholder but does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.  We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us immediately prior to the time we issue units in an offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in-service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our non-recourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our non-recourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15 percent through December 31, 2010 and 20 percent thereafter (absent legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income each year in the case of individuals and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notification, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and is granted relief from the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the fiscal year notwithstanding that two partnership tax years result from the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non uniformity could have a negative impact on the value of the units. Please read ”— Tax Consequences of Unit Ownership — Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders.

Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of income, gain, loss or deduction. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90 percent or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source. We anticipate that all of our net income will be treated as derived from such a permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30 percent, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling published by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in a trade or business in the U.S. by virtue of the ownership of the common units, under this ruling, a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or other disposition of the common units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5 percent in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a one percent profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1 percent interest in profits or by any group of unitholders having in the aggregate at least a 5 percent interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish the following information to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) a statement regarding whether the beneficial owner is:

1. a person that is not a U.S. person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20 percent of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10 percent of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Alabama, Colorado, Florida, Georgia, Kansas, Kentucky, Louisiana, Mississippi, Montana, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah and Wyoming. Each of these states, other than Florida, Texas and Wyoming, currently imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon by Andrews Kurth LLP, as our counsel. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements of El Paso Pipeline Partners, L.P. appearing in El Paso Pipeline Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein), and the effectiveness of El Paso Pipeline Partners, L.P.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of El Paso Pipeline Partners, L.P. appearing in El Paso Pipeline Partners, L.P.’s Current Report on Form 8-K dated January 8, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Natural Gas Company appearing in El Paso Pipeline Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference, which is based in part on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

EPB and EPB Operating have filed with the Securities and Exchange Commission a registration statement on Form S-3 regarding the common units and the debt securities. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

EPB Operating is not a reporting company under the Securities Exchange Act of 1934, as amended. However, EPB files with or furnishes to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. EPB’s website on the Internet is located at www.eppipelinepartners.com and EPB makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on EPB’s website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

EPB intends to furnish or make available to its unitholders annual reports containing our audited financial statements and furnish or make available to its unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by EPB with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding information deemed to be furnished and not filed with the SEC, until all the securities are sold:

•	Annual Report on Form 10-K (File No. 001- 33825) for the year ended December 31, 2009, filed on February 26, 2010;

•	Current Reports on Form 8-K (File No. 001- 33825) filed on January 11, 2010, January 14, 2010 and March 25, 2010; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 001-33825), filed on November 13, 2007.

All documents filed by EPB under the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall also be deemed to be incorporated by reference into this prospectus.

Each of these documents is available from the SEC’s website and public reference rooms described above. Through our website, http://www.eppipelinepartners.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as reasonably practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Investor Relations, El Paso Pipeline Partners, L.P., at our principal executive office, which is: El Paso Building, 1001 Louisiana Street, Houston, Texas 77002; Telephone: (713) 420-2600.